UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Form 6-K dated December 23, 2025

2.	Semi Annual Report filed with the Kanto Local Finance Bureau, Japan on December 23, 2025

OTHER NEWS

Subject: Filing of Semi-Annual Report with Director of Kanto Local Finance Bureau

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement with the Indian Stock Exchanges:

ICICI Bank Limited (the Bank) is required to file Semi-Annual Report (SAR) with Kanto Local Finance Bureau in Japan in accordance with Financial Instruments and Exchange Law of Japan. Consequently, today, the Bank has filed SAR for the six-month period from April 1, 2025 through September 30, 2025 with Director of Kanto Local Finance Bureau. The filing is available at https://disclosure2.edinet-fsa.go.jp/WZEK0040.aspx?S100X9K2 and the English translation is attached as Annexure.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

[Translation]

SEMI-ANNUAL REPORT

(Report under Article 24-5, paragraph 1 of the Financial Instruments and Exchange Law)

For Six-month Period

From:	April 1, 2025
To:	September 30, 2025

as filed on December 23, 2025 through EDINET System

ICICI Bank Limited

(E05975)

(This translation of the Semi-Annual Report has been prepared solely for reference purposes and shall not have any binding force.)

This document is prepared by outputting and printing out data of the Semi-Annual Report filed on December 23, 2025 through EDINET (Electronic Disclosure for Investors’ Network) defined in Article 27-30-2 of the Financial Instruments and Exchange Law, together with the table of contents and the page count.

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report
Complied Article:	Item 3 of the table included in Article 24-5, Paragraph 1 of the Financial Instruments and Exchange Law
Filed with:	Director of Kanto Local Finance Bureau
Date of Filing:	December 23, 2025
For Six-month Period:	From April 1, 2025 through September 30, 2025
Corporate Name:	ICICI Bank Limited
Name and Title of Representative:	Nilanjan Sinha General Counsel
Location of Registered Office:	ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India
Personal Name or Corporate Name of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law
Address or Location of Attorney-in-Fact:	Anderson Mori & Tomotsune Otemachi Park Building 1-1, Otemachi 1-chome Chiyoda-ku, Tokyo
Telephone Number:	03-6775-1039
Name of Person to Contact with:	Satomi Umezu, Attorney-at-Law Nozomu Shiba, Attorney-at-Law Yoshiki Hiramatsu, Attorney-at-Law Itaru Hasegawa, Attorney-at-Law Anna Tanaka, Attorney-at-Law Shogo Toyooka, Attorney-at-Law
Place to Contact with:	Anderson Mori & Tomotsune Otemachi Park Building 1-1, Otemachi 1-chome Chiyoda-ku, Tokyo
Telephone Number:	03-6775-1247
Place(s) for Public Inspection:	Not applicable

Notes:

1.	In this Semi-Annual Report, all references to “we”, “our” and “us” are, unless the context otherwise requires, to ICICI Bank Limited on a consolidated basis. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to “ICICI Bank” or “the Bank” are, as the context requires, to ICICI Bank Limited on a consolidated basis. References to “the Group” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under generally accepted accounting principles in India (“Indian GAAP”).

2.	In this document, references to “U.S. $” are to United States dollars, references to “Rs.” are to Indian rupees, and references to “¥” or “JPY” are to Japanese yen. For purposes of readability, certain U.S. dollar amounts have been converted into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 1, 2025 as quoted by MUFG Bank, Ltd. in Tokyo (U.S. $ 1 = ¥ 155.87), and certain rupee amounts have been converted into Japanese yen at the reference rate of Rs. 1 = ¥ 1.91 based on the foreign exchange rate as announced by MUFG Bank, Ltd. in Tokyo as at December 1, 2025.

3.	The fiscal year of the Bank commences on April 1 and ends at March 31 of each year. References to a particular “fiscal” year are to our fiscal year ending at March 31 of that particular year. For example, “fiscal 2026” refers to the year beginning on April 1, 2025 and ending at March 31, 2026.

4.	Where figures in tables have been rounded, the totals may not necessarily agree with the arithmetic sum of the figures.

5.	While the financial information presented in this Semi-Annual Report is as of September 30, 2025, the document also contains information relating to material contracts, changes in applicable laws, and other material matters that have occurred up to the filing date of this Semi-Annual Report.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.		CORPORATE INFORMATION	1
I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		2
II.	OUTLINE OF COMPANY		2
	1.	Trends in Major Business Indices, etc.	2
	2.	Nature of Business	8
	3.	State of Affiliated Companies	8
	4.	State of Employees	12
III.	STATEMENT OF BUSINESS		13
	1.	Management Policy, Business Environment and Problems to be Coped with, etc.	13
	2.	Risks in Business, etc.	13
	3.	Management’s Analysis of Financial Position, Operating Results and Statement of Cash Flows	13
	4.	Material Contracts, etc.	24
	5.	Research and Development Activities	25
IV.	STATEMENT OF FACILITIES		26
	1.	State of Major Facilities	26
	2.	Plan for Installation, Retirement, etc. of Facilities	26
V.	STATEMENT OF FILING COMPANY		27
	1.	State of Shares, etc.	27
	(1)	Total Number of Shares, etc.	27
		(i) Total Number of Shares	27
		(ii) Issued Shares	27
	(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause	28

-i-

	(3)	Total Number of Issued Shares and Capital Stock	28
	(4)	Major Shareholders	29
	2.	Statement of Directors and Officers	30
VI.	FINANCIAL CONDITION		40
	1.	Interim Financial Statements	40
	2.	Other Information	52
	(1)	Legal and Regulatory Proceedings	52
	(2)	Subsequent Events	55
	3.	Major Differences between United States and Japanese Accounting Principles and Practices	55
	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	55
VII.	TRENDS IN FOREIGN EXCHANGE RATES		56
VIII.	REFERENCE INFORMATION OF FILING COMPANY		57
PART II.		INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.	58
I.	INFORMATION ON GUARANTY COMPANY		58
II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		58
III.	INFORMATION ON BUSINESS INDICES, ETC.		58

-ii-

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since the last Annual Securities Report (“ASR”) filed on September 29, 2025 for fiscal 2025 except the below:

Voting Rights of Deposited Equity Shares Represented by ADSs

With respect to amending the Deposit Agreement (as amended, the “Amended Deposit Agreement”) to allow our ADS holders to exercise their voting rights through the Depositary, the Bank has received approval from Reserve Bank of India (“RBI”) for the Amended Deposit Agreement subject to the ADS Holders demonstrating that its holdings are in conformity with Section 12B of the Banking Regulation Act, 1949 read with applicable Master Direction & Guidelines, as amended from time to time. Upon effectiveness of the Amended Deposit Agreement, the Bank will file an amendment to Form F-6 with the Securities and Exchange Commission (“SEC”). Until such amendment and effectiveness of the Amended Deposit Agreement, our ADS holders continue to have no voting rights.

The ceiling on voting rights for any individual holder of equity shares is 26.0% of the total voting rights of a bank. Deutsche Bank Trust Company Americas holds 1,337,687,789 equity shares of the Bank constituting 18.73% of the equity share capital of the Bank at September 30, 2025.

Notwithstanding the foregoing, if a foreign portfolio investor, non-resident Indian or overseas corporate body were to withdraw their equity shares from the depository facility, their investment in the equity shares would be subject to the general restrictions on foreign ownership noted under “- 2. Foreign Exchange Control System - (2) Restriction on Foreign Ownership of Indian Securities” of the Annual Securities Report filed on September 29, 2025.

The obligations of the depository are set out in a deposit agreement among Deutsche Bank Trust Company Americas, the ADS holders, and the Bank. The deposit agreement and the ADSs are governed by the laws of the state of New York.

Reserve Bank of India (Commercial Banks – Undertaking of Financial Services) Directions, 2025 (Updated as on December 5, 2025)

Reserve Bank of India (“RBI”), on December 5, 2025, has issued amendment to Master directions on Reserve Bank of India (Commercial Banks – Undertaking of Financial Services) Directions, 2025. As per the amended directions, as a principle, any form of business shall be undertaken by only one entity in a bank group. However, bank may undertake a form of business through more than one entity in a bank group with proper rationale such as business segmentation / specialization, duly recorded and approved by the Board.

Banks are required to submit a compliance status in this regard to RBI by March 31, 2026.

II.       OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited and unaudited, consolidated financial results prepared in accordance with Indian GAAP.

Consolidated financial results

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2023	March 31, 2025	March 31, 2025	March 31, 2024
		(Unaudited)		(Unaudited)	(Unaudited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 97,260.87	JPY 1,857,682.62	Rs. 90,907.43	Rs. 76,043.97	Rs. 186,331.47	JPY 3,558,931.08	Rs. 159,515.92
	a) Interest/discount on advances/bills	68,246.45	1,303,507.20	64,896.34	55,588.75	133,243.71	2,544,954.86	116,589.78
	b) Income on investments	25,261.38	482,492.36	23,595.62	18,111.01	47,302.54	903,478.51	38,107.07
	c) Interest on balances with the Reserve Bank of India and other inter-bank funds	2,054.52	39,241.33	1,554.20	1,281.77	3,428.66	65,487.41	2,649.88
	d) Others	1,698.52	32,441.73	861.27	1,062.44	2,356.56	45,010.30	2,169.19
2.	Other income (e)+(f)	53,461.75	1,021,119.43	49,305.18	33,332.29	108,255.47	2,067,679.48	76,521.80
	e) Premium and other operating income from insurance business	33,168.88	633,525.61	30,346.47	18,376.20	70,900.83	1,354,205.85	45,852.81
	f) Others	20,292.87	387,593.82	18,958.71	14,956.09	37,354.64	713,473.62	30,668.99
3.	TOTAL INCOME (1)+(2)	150,722.62	2,878,802.04	140,212.61	109,376.26	294,586.94	5,626,610.55	236,037.72
4.	Interest expended	45,107.45	861,552.30	43,346.92	34,275.67	89,027.65	1,700,428.12	74,108.16
5.	Operating expenses (g)+(h)+(i)	64,324.47	1,228,597.38	58,910.07	43,967.68	127,799.98	2,440,979.62	97,782.79
	g) Employee cost	12,758.44	243,686.20	12,159.04	9,473.56	23,629.94	451,331.85	19,171.98
	h) Claims and benefits paid and other expenses pertaining to insurance business	35,396.69	676,076.78	31,988.27	20,394.84	73,806.18	1,409,698.04	50,260.12
	i) Other operating expenses	16,169.34	308,834.39	14,762.76	14,099.28	30,363.86	579,949.73	28,350.69
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)	109,431.92	2,090,149.67	102,256.99	78,243.35	216,827.63	4,141,407.73	171,890.95
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)-(6)	41,290.70	788,652.37	37,955.62	31,132.91	77,759.31	1,485,202.82	64,146.77
8.	Provisions (other than tax) and contingencies	2,731.64	52,174.32	2,697.77	1,994.05	4,905.76	93,700.02	3,712.41
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)-(8)	38,559.06	736,478.05	35,257.85	29,138.86	72,853.55	1,391,502.81	60,434.36
10.	Exceptional items	..	..	..	..	..	..	..
11.	Add: Share of profit in associates	124.28	2,373.75	102.06	586.49	150.66	2,877.61	1,073.77

12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)-(10)+(11)	38,683.34	738,851.79	35,359.91	29,725.35	73,004.21	1,394,380.41	61,508.13
13.	Tax expense (j)+(k)	9,908.86	189,259.23	8,991.11	7,360.04	18,434.83	352,105.25	15,427.62
	j) Current tax	9,481.50	181,096.65	8,309.15	7,146.07	17,497.17	334,195.95	13,693.30
	k) Deferred tax	427.36	8,162.58	681.96	213.97	937.66	17,909.31	1,734.32
14.	Less: Share of profit/(loss) of minority shareholders	1,859.82	35,522.56	1,725.19	833.06	3,540.18	67,617.44	1,824.14
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)-(13)-(14)	26,914.66	514,070.01	24,643.61	21,532.25	51,029.20	974,657.72	44,256.37
16.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-(16)	26,914.66	514,070.01	24,643.61	21,532.25	51,029.20	974,657.72	44,256.37
18.	Paid-up equity share capital (face value Rs. 2/- each)	1,428.95	27,292.95	1,409.45	1,400.83	1,424.60	27,209.86	1,404.68
19.	Reserves excluding revaluation reserves	328,029.14	6,265,356.57	273,915.53	226,314.47	306,631.95	5,856,670.25	250,222.56
20.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	37.73	72.06	35.03	30.79	72.41	138.30	63.19
	Diluted EPS before and after extraordinary items, net of tax expense (not annualized) (in Rs./JPY)	37.13	70.92	34.36	30.19	71.14	135.88	61.96

Notes on consolidated financial results:

1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on October 18, 2025.

2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards 25 “Interim Financial Reporting” (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (“the IRDAI”) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	During Q2-2026, the Bank has allotted 8,166,349 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.

4.	At September 30, 2025, the Bank has 18 subsidiaries (including three step-down subsidiaries) and two associates. During Q2-2026, on account of sale of entire stake in FISERV Merchant Solutions Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited, these entities ceased to be associates of the Bank. During Q2-2026, due to redemption of all units held in India Advantage Fund-III and India Advantage Fund-IV, these entities ceased to be associates of the Bank.

5.	During Q4-2025, pursuant to the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (“the Scheme”), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value Rs. 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognized a securities premium of Rs. 6,887.60 crore based on the market price of equity shares of the Bank on effective date of the Scheme. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited. Accordingly, the Bank recognized a goodwill of Rs. 5,549.25 crore in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited. Accordingly, the consolidated financial results for the six months ended September 30, 2025 are not comparable with the previous periods.

6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icicibank.com/regulatory-disclosure.page.

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

8.	The above consolidated financial results have been reviewed/audited by the joint statutory auditors, BSR & Co. LLP, Chartered Accountants and CNK & Associates LLP, Chartered Accountants and issued unmodified conclusion/opinion thereon.

9.	Rs. 1.00 crore = Rs. 10.0 million.

Consolidated segmental results

(Rs. in crore/JPY in million)

Sr. No.	Particulars	Six months ended				Year ended
		September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2023	March 31, 2025	March 31, 2025	March 31, 2024
		(Unaudited)		(Unaudited)	(Unaudited)	(Audited)		(Audited)
1.	Segment revenue
a	Retail Banking	Rs. 81,216.91	JPY 1,551,242.98	Rs. 76,129.32	Rs. 64,137.23	Rs. 156,184.68	JPY 2,983,127.39	Rs. 134,547.57
b	Wholesale Banking	42,562.71	812,947.76	39,780.98	33,452.90	82,436.21	1,574,531.61	71,780.22
c	Treasury	70,861.46	1,353,453.89	66,215.43	54,024.35	135,042.31	2,579,308.12	113,701.83
d	Other Banking	3,761.56	71,845.80	3,572.97	3,064.20	7,508.32	143,408.91	6,403.40
e	Life Insurance	27,501.08	525,270.63	25,224.11	23,350.83	60,224.24	1,150,282.98	54,236.13
f	General Insurance	14,180.96	270,856.34	12,722.52	..	25,651.09	489,935.82	1,895.81
g	Others	10,106.66	193,037.21	9,620.69	6,416.95	18,832.65	359,703.62	14,036.87
	Total segment revenue	250,191.34	4,778,654.59	233,266.02	184,446.46	485,879.50	9,280,298.45	396,601.83
	Less: Inter segment revenue	99,468.72	1,899,852.55	93,053.41	75,070.20	191,292.56	3,653,687.90	160,564.11
	Income from operations	150,722.62	2,878,802.04	140,212.61	109,376.26	294,586.94	5,626,610.55	236,037.72
2.	Segmental results (i.e., Profit before tax and minority interest)
a	Retail Banking	11,053.73	211,126.24	9,795.26	9,074.60	21,621.04	412,961.86	18,849.17
b	Wholesale Banking	11,146.45	212,897.20	10,109.60	8,749.70	21,564.63	411,884.43	19,971.71
c	Treasury	10,425.17	199,120.75	10,065.43	8,189.15	18,750.32	358,131.11	14,640.88
d	Other Banking	964.70	18,425.77	620.88	755.31	1,451.19	27,717.73	1,638.40
e	Life Insurance	691.85	13,214.34	546.59	456.79	1,336.43	25,525.81	923.23
f	General Insurance	2,070.98	39,555.72	1,693.02	..	3,321.29	63,436.64	220.47
g	Others	4,342.36	82,939.08	3,847.14	2,712.03	7,423.08	141,780.83	6,009.70
	Total segment results	40,695.24	777,279.08	36,677.92	29,937.58	75,467.98	1,441,438.42	62,253.56
	Less: Inter segment adjustment	2,136.18	40,801.04	1,420.07	798.72	2,614.43	49,935.61	1,819.20
	Add: Share of profit in associates	124.28	2,373.75	102.06	586.49	150.66	2,877.61	1,073.77
	Profit before tax and minority interest	38,683.34	738,851.79	35,359.91	29,725.35	73,004.21	1,394,380.41	61,508.13
3.	Segment assets
a	Retail Banking	829,148.84	15,836,742.84	778,247.73	668,057.40	792,930.19	15,144,966.63	719,313.62
b	Wholesale Banking	590,307.68	11,274,876.69	502,717.35	463,638.43	548,269.82	10,471,953.56	482,456.10
c	Treasury	673,893.66	12,871,368.91	645,790.96	556,107.71	722,733.26	13,804,205.27	634,054.80
d	Other Banking	91,312.91	1,744,076.58	99,697.42	85,485.62	102,559.47	1,958,885.88	89,305.62

e	Life Insurance	324,140.02	6,191,074.38	326,637.20	276,072.97	314,088.54	5,999,091.11	298,795.29
f	General Insurance	73,584.86	1,405,470.83	67,534.00	..	68,561.74	1,309,529.23	62,831.70
g	Others	113,871.25	2,174,940.88	103,293.30	79,509.73	102,968.20	1,966,692.62	87,996.61
h	Unallocated	4,418.00	84,383.80	5,373.78	7,409.61	5,533.91	105,697.68	7,571.17
	Total	2,700,677.22	51,582,934.90	2,529,291.74	2,136,281.47	2,657,645.13	50,761,021.98	2,382,324.91
	Less: Inter segment adjustment	14,191.84	271,064.14	12,780.18	11,431.72	15,403.72	294,211.05	18,261.88
	Total segment assets	2,686,485.38	51,311,870.76	2,516,511.56	2,124,849.75	2,642,241.41	50,466,810.93	2,364,063.03
4.	Segment liabilities
a	Retail Banking	1,157,436.92	22,107,045.17	1,063,337.34	940,334.15	1,111,966.22	21,238,554.80	1,019,845.49
b	Wholesale Banking	514,233.91	9,821,867.68	494,981.27	416,050.16	555,997.39	10,619,550.15	456,571.53
c	Treasury	159,629.05	3,048,914.86	164,916.99	145,118.41	164,653.06	3,144,873.45	166,411.24
d	Other Banking	51,132.53	976,631.32	54,914.98	54,431.14	53,777.64	1,027,152.92	55,134.33
e	Life Insurance	311,600.75	5,951,574.33	315,258.92	265,576.06	302,298.83	5,773,907.65	287,991.47
f	General Insurance	57,298.12	1,094,394.09	53,159.31	..	54,036.44	1,032,096.00	50,358.96
g	Others	97,764.34	1,867,298.89	89,536.30	69,541.69	87,909.64	1,679,074.12	76,768.05
h	Unallocated	16,028.72	306,148.55	13,100.00	13,345.66	13,100.00	250,210.00	13,100.00
	Total	2,365,124.34	45,173,874.89	2,249,205.11	1,904,397.27	2,343,739.22	44,765,419.10	2,126,181.07
	Less: Inter segment adjustment	14,191.84	271,064.14	12,780.18	11,431.72	15,403.72	294,211.05	18,261.88
	Total segment liabilities	2,350,932.50	44,902,810.75	2,236,424.93	1,892,965.55	2,328,335.50	44,471,208.05	2,107,919.19
5.	Capital employed	335,552.88	6,409,060.01	280,086.63	231,884.20	313,905.91	5,995,602.88	256,143.84
6.	Total (4)+(5)	2,686,485.38	51,311,870.76	2,516,511.56	2,124,849.75	2,642,241.41	50,466,810.93	2,364,063.03

Notes on consolidated segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with the Securities and Exchange Board of India (“SEBI”) Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Indian Accounting Standards by Listed Entities.

2.	‘Retail Banking’ includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	‘Wholesale Banking’ includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	‘Treasury’ primarily includes the entire investment and derivative portfolio of the Bank.

5.	‘Other Banking’ includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e., ICICI Bank UK PLC and ICICI Bank Canada.

6.	‘Life Insurance’ represents ICICI Prudential Life Insurance Company Limited.

7.	‘General Insurance’ represents ICICI Lombard General Insurance Company Limited.

8.	‘Others’ comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	‘Unallocated’ includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

10.	On March 24, 2025, ICICI Securities Limited has become a wholly owned subsidiary of the Bank. Accordingly, the consolidated financial results for the six months ended September 30, 2025 are not comparable with the previous periods.

2.	Nature of Business

There has been no material change since the last ASR filed on September 29, 2025 for fiscal 2025.

3.	State of Affiliated Companies

The following table sets forth certain information relating to our subsidiaries, joint ventures and consolidated entities for the six months ended September 30, 2025.

Subsidiaries, Joint Ventures and Consolidated Entities

Name (Address)	Year of formation	Activity	Equity share capital	Total share capital	Ownership interest	Total income(1)	Net worth(2)	Total assets(3)
(in millions, except percentages)
ICICI Venture Funds Management Company Limited (ICICI Venture house, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra, India, 400 025)	January 1988	Alternative investment fund / venture capital fund management & advisory	Rs. 10	Rs. 10	100.00%	Rs. 1,809.8	Rs. 2,701.2	Rs. 3,164.8

ICICI Securities Primary Dealership Limited(4) (501B, First International Financial Centre (“FIFC”) Plot No. C 54 & 55, G Block, Bandra Kurla Complex Bandra (East), Mumbai, Maharashtra, India, 400 098)	February 1993	Securities investment, trading and underwriting	Rs. 1,563.4	Rs. 1,563.4	100.00%	17,381.3	21,975.1	506,235.1

ICICI Prudential Asset Management Company Limited(9) (12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi, India, 110 001)	June 1993	Asset management company	Rs. 176.5	Rs. 176.5	51.00%	29,496.1	39,362.9	45,249.1

ICICI Prudential Trust Limited (12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi, India, 110 001)	June 1993	Trusteeship services	Rs. 1	Rs. 1	50.80%	13.7	24.1	27.6

ICICI Securities Limited(4) (ICICI Venture House, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra, India, 400 025)	March 1995	Securities broking & merchant banking	Rs. 1,208.3	Rs. 1,208.3	100.00%	28,332.8	55,045.9	333,517.5

ICICI International Limited (Apex Group, 6th Floor, Two Tribeca, Tribeca Central, Trianon, 72261, Mauritius)	January 1996	Asset management	U.S. $ 0.9	U.S. $ 0.9	100.00%	50.8	210.1	211.7

ICICI Trusteeship Services Limited (ICICI Bank Towers, Bandra-Kurla Complex, Mumbai, Maharashtra, India, 400 051)	April 1999	Trusteeship services	Rs. 0.5	Rs. 0.5	100.00%	1.8	11.7	13.7

Name (Address)	Year of formation	Activity	Equity share capital	Total share capital	Ownership interest	Total income(1)	Net worth(2)	Total assets(3)
(in millions, except percentages)
ICICI Home Finance Company Limited(4) (ICICI Bank Towers, Bandra-Kurla Complex, Mumbai, Maharashtra, India, 400 051)	May 1999	Housing finance	Rs. 13,315.4	Rs. 13,315.4	100.00%	20,052.8	50,395.1	321,369

ICICI Investment Management Company Limited (ICICI Bank Towers, Bandra-Kurla Complex, Mumbai, Maharashtra, India, 400 051)	March 2000	Asset management and investment advisory	Rs. 449.9	Rs. 449.9	100.00%	173.9	416	485.3

ICICI Securities Holdings Inc.(4)(5) (1120 Avenue of the Americas, 4th Floor New York, NY 10036, United States of America)	June 2000	Holding company	U.S. $ 16.6	U.S. $ 16.6	100.00%	1.4	131.3	131.9

ICICI Securities Inc.(4)(5) (1120 Avenue of the Americas, 4th Floor New York, NY 10036, United States of America)	June 2000	Securities broking	U.S. $ 13	U.S. $ 13	100.00%	155.3	468.5	536.5

ICICI Prudential Life Insurance Company Limited (ICICI PruLife Towers, 1089, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra, India, 400 025)	July 2000	Life insurance	Rs. 14,467.7	Rs. 14,467.7	50.98%	383,504.8	127,272.5(6)	3,245,159.3

ICICI Lombard General Insurance Company Limited (ICICI Lombard House, 414, Veer Savarkar Marg, Near Siddhivinayak Temple, Prabhadevi, Mumbai, Maharashtra, India, 400 025)	October 2000	General insurance	Rs. 4,974.7	Rs. 4,974.7	51.37%	184,907.6	166,063.2(6)	739,661.7

ICICI Bank UK PLC (One Thomas More Square, London E1W 1YN, United Kingdom)	February 2003	Banking	U.S. $ 220 and GBP 0.1	U.S. $ 220 and GBP 0.1	100.00%	6,386.5	30,923.8	211,241.2

ICICI Bank Canada (366 Bay Street, Toronto, Ontario, Canada M5H 4B2)	September 2003	Banking	CAD 249.5	CAD 249.5	100.00%	7,451.1	31,837.6	303,085.2

ICICI Prudential Pension Funds Management Company Limited(7) (Unit A, Second Floor, Cnergy Building, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025)	April 2009	Pension fund management and Points of Presence	Rs. 900	Rs. 900	100.00%	199.9	779.4	872.4

Name (Address)	Year of formation	Activity	Equity share capital	Total share capital	Ownership interest	Total income(1)	Net worth(2)	Total assets(3)
(in millions, except percentages)
I-Process Services (India) Limited (Unit No. 602, 6th Floor, “Centre Point”, Andheri Kurla Road J.B. Nagar, Andheri (East) Mumbai, Maharashtra, India, 400 059)	April 2005	Manpower support services	Rs. 0.5	Rs. 0.5	100.00%	4,292.4	945.3	2,039.4

ICICI Strategic Investments Fund(8) (Ground Floor, ICICI Venture House, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra, India, 400 025)	February 2003	Venture capital fund	Rs. 1	Rs. 1	100.00%	Rs. 20.7	Rs. 57.4	Rs. 59.1

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds), share application money and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	ICICI Securities Holdings Inc. and ICICI Securities Inc. are a wholly owned subsidiary of ICICI Securities.

(6)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(7)	With respect to the acquisition of 100% shareholding in ICICI Prudential Pension Funds Management Company Limited (“ICICI PFM”) from ICICI Prudential Life Insurance Company Limited, the RBI accorded approval for the same through letter dated November 27, 2025, subject to certain conditions which include clearance from PFRDA.

(8)	This entity has been consolidated as per Accounting Standard 21 - Consolidated Financial Statements.

(9)	In pursuance of approval granted by the Board of Directors of the Bank on June 27, 2025, the Bank’s shareholders at the Thirty-First Annual General Meeting held on August 30, 2025 for entering into a material related party transaction for the said purchase and RBI, vide its letter dated September 12, 2025 for purchase of up to 2.0% additional shareholding in the ICICI AMC from Prudential Corporation Holdings Limited (“PCHL”). The Bank has executed a Share Purchase Agreement (“SPA”) with PCHL on December 8, 2025. In accordance with the SPA, all the closing conditions have been completed on December 9, 2025 and the Bank now holds 53.0% of ICICI AMC’s paid-up equity share capital.

The following table sets forth certain information on our affiliates whose results were included in the consolidated financial statements under Indian GAAP for the six months ended September 30, 2025.

Name(1) (Address)	Year of formation	Activity	Ownership interest	Total income(2)	Net worth(3)	Total assets(4)
			(in millions, except percentages)
India Infradebt Limited(5) (The Capital, ‘B’ Wing, #1101-A, Bandra-Kurla Complex, Mumbai, Maharashtra, India, 400 051)	October 2012	Infrastructure finance	42.33%	Rs. 13,648.6	Rs. 38,533.5	Rs. 314,214.5

Arteria Technologies Private Limited (No. 104, Ground Floor, Prestige Omega, EPIP Zone, White Field, Bangalore, Karnataka, India - 560 066)	February 2007	Software company	19.02%	Rs. 309.9	Rs. 1,070.8	Rs. 1,304.8

(1)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(2)	Total income represents gross income from operations and other income of the entity.

(3)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(4)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(5)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS.

(6)	During Q1-2026, FISERV Merchant Solutions Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited ceased to be associates of the Bank.

(7)	During Q2-2026, India Advantage Fund – III and India Advantage Fund – IV ceased to be associates of the Bank.

At September 30, 2025, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada; and

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.

ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ financial statements.

4.	State of Employees

At September 30, 2025, we had 185,266 employees, including interns, sales executives and employees on fixed-term contracts.

III.	STATEMENT OF BUSINESS

1.	Management Policy, Business Environment and Problems to be Coped with, etc.

There has been no material change since the last ASR filed on September 29, 2025 for fiscal 2025.

2.	Risks in Business, etc.

There has been no material change since the last ASR filed on September 29, 2025 for fiscal 2025.

3.	Management’s Analysis of Financial Position, Operating Results and Statement of Cash Flows

The following discussion is based on our unaudited consolidated financial results for the six months ended September 30, 2025.

Profit after tax increased from Rs. 246.44 billion in the six months ended September 30, 2024 to Rs. 269.15 billion in the six months ended September 30, 2025 primarily due to an increase in net interest income and fee income, offset, in part, by an increase in operating expenditure and provisions and contingencies.

Net interest income increased by 9.7% from Rs. 475.61 billion in the six months ended September 30, 2024 to Rs. 521.53 billion in the six months ended September 30, 2025 due to an increase of 9.87% in the average interest-earning assets.

Other income (including share of profit in associates) increased by 8.5% from Rs. 494.07 billion in the six months ended September 30, 2024 to Rs. 535.86 billion in the six months ended September 30, 2025, primarily due to an increase in net earned premium and other operating income relating to insurance business, an increase in commission, exchange and brokerage income and an increase in income from treasury related activities. Premium and other operating income relating to insurance business increased from Rs. 303.47 billion in the six months ended September 30, 2024 to Rs. 331.69 billion in the six months ended September 30, 2025. Commission, exchange and brokerage income increased from Rs. 134.22 billion in the six months ended September 30, 2024 to Rs. 141.07 billion in the six months ended September 30, 2025, primarily due to an increase in transaction banking fees, lending-linked fees, and fund management fees. Income from treasury-related activities increased from Rs. 53.80 billion in the six months ended September 30, 2024 to Rs. 60.06 billion in the six months ended September 30, 2025.

Operating expenses increased by 9.2% from Rs. 589.10 billion in the six months ended September 30, 2024 to Rs. 643.25 billion in the six months ended September 30, 2025, primarily due to an increase in payments to and provisions for employees and expenses relating to our insurance business.

Provisions and contingencies (excluding provisions for tax) increased by 1.3% from Rs. 26.98 billion in the six months ended September 30, 2024 to Rs. 27.32 billion in the six months ended September 30, 2025.

The income tax expense increased from Rs. 89.91 billion in the six months ended September 30, 2024 to Rs. 99.09 billion in the six months ended September 30, 2025 primarily due to an increase in profit before taxes.

Total assets increased by 6.8% from Rs. 25,165.12 billion at September 30, 2024 to Rs. 26,864.85 billion at September 30, 2025. Total advances increased by 9.7% from Rs. 13,600.46 billion at September 30, 2024 to Rs. 14,921.61 billion at September 30, 2025. Total deposits increased by 7.6% from Rs. 15,295.14 billion at September 30, 2024 to Rs. 16,458.65 billion at September 30, 2025. Term deposits increased by 7.2% from Rs. 9,117.99 billion at September 30, 2024 to Rs. 9,777.00 billion at September 30, 2025. Savings account deposits increased by 6.2% from Rs. 4,293.49 billion at September 30, 2024 to Rs. 4,559.52 billion at September 30, 2025 and current account deposits increased by 12.7% from Rs. 1,883.65 billion at September 30, 2024 to Rs. 2,122.13 billion at September 30, 2025. Average current and savings account deposits increased by 9.1% from Rs. 5,597.05 billion at September 30, 2024 to Rs. 6,107.51 billion at September 30, 2025. The current and savings account ratio (current and savings account deposits to total deposits) decreased from 39.1% at September 30, 2024 to 38.7% at September 30, 2025.

Equity share capital and reserves increased by 19.8% from Rs. 2,800.87 billion at September 30, 2024 to Rs. 3,355.53 billion at September 30, 2025 primarily due to accretion to reserves and surplus out of retained profit.

In accordance with Reserve Bank of India guidelines on Basel III, the total capital adequacy ratio on a consolidated basis was 15.57% at September 30, 2025, with Tier 1 capital adequacy ratio of 14.94% (excluding retained earnings for the six months ended September 30, 2025) and Common Equity Tier 1 capital adequacy ratio of 14.94% (excluding retained earnings for the six months ended September 30, 2025) as compared to 15.12% at September 30, 2024, with Tier 1 capital adequacy ratio of 14.44% and Common Equity Tier 1 capital adequacy ratio of 14.44%.

The Board of Directors of ICICI Bank Limited (“the Bank”) had at its meeting held on April 19, 2025, approved fund raising through issuance of debt securities. Pursuant to the same, on private placement basis, the Bank raised Rs. 10.00 billion on June 27, 2025 and Rs. 39.45 billion on November 28, 2025, under unsecured, subordinated, listed, non-convertible, Tier 2, Basel III compliant bonds.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six months ended September 30,
Particulars	2024	2025	2025	2025/2024 % change
(in million, except percentages)
Interest income	Rs. 909,074.3	Rs. 972,608.7	JPY 18,576,826.2	7.0%

Interest expense	433,469.2	451,074.5	8,615,523.0	4.1%
Net interest income	Rs. 475,605.1	Rs. 521,534.2	JPY 9,961,303.2	9.7%

Net interest income increased by 9.7% from Rs. 475.61 billion in the six months ended September 30, 2024 to Rs. 521.53 billion in the six months ended September 30, 2025 due to an increase of 9.87% in the average interest-earning assets.

Net Interest Margin

The net interest margin on the rupee portfolio increased by 3 basis points from 4.55% in the six months ended September 30, 2024 to 4.58 % in the six months ended September 30, 2025 and the net interest margin on the foreign currency portfolio decreased by 21 basis points from 2.52% in the six months ended September 30, 2024 to 2.31% in the six months ended September 30, 2025. Overall net interest margin remained at a similar level of 4.41% in the six months ended September 30, 2025 as compared to the six months ended September 30, 2024.

The yield on average interest-earning assets decreased by 20 basis points from 8.43% in the six months ended September 30, 2024 to 8.23% in the six months ended September 30, 2025. The cost of funds decreased by 20 basis points from 5.12% in the six months ended September 30, 2024 to 4.92% in the six months ended September 30, 2025.

The yield on the rupee portfolio decreased by 11 basis points from 8.61% in the six months ended September 30, 2024 to 8.50% in the six months ended September 30, 2025, primarily due to the following:

•	The yield on rupee advances decreased by 34 basis points from 9.97% in the six months ended September 30, 2024 to 9.63% in the six months ended September 30, 2025. The yield on rupee investments decreased by 12 basis points from 7.08% in the six months ended September 30, 2024 to 6.96% in the six months ended September 30, 2025. The yield on rupee other interest-earning assets increased by 166 basis points from 2.49% in the six months ended September 30, 2024 to 4.16% in the six months ended September 30, 2025.

The cost of funds for the rupee portfolio decreased by 19 basis points from 5.20% in the six months ended September 30, 2024 to 5.01% in the six months ended September 30, 2025, primarily due to the following factors:

•	The cost of rupee deposits decreased by 12 basis points from 4.89% in the six months ended September 30, 2024 to 4.77% in the six months ended September 30, 2025 due to a decrease in cost of savings deposits.

•	The cost of rupee borrowings decreased by 52 basis points from 7.27% in the six months ended September 30, 2024, to 6.75% in the six months ended September 30, 2025, primarily due to a decrease in cost rupee borrowings of the Bank, ICICI Securities and ICICI Home Finance Company and ICICI Securities Primary Dealership.

The cost of rupee borrowings of the Bank decreased primarily due to a decrease in cost and average interbank participatory certificate, redemption of higher cost privately placed deep discount bonds.

The cost of rupee borrowings of ICICI Securities decreased primarily due to a decrease in the rate of borrowings in form of commercial papers. The cost of rupee borrowings of ICICI Home Finance Company decreased primarily due to maturity of higher cost borrowings and fresh borrowings at lower cost. The cost of rupee borrowings of ICICI Securities Primary Dealership decreased primarily due to a decrease in the repo rates. The borrowings comprised the repo borrowings and inter-bank call/notice money.

Net interest margin on the foreign currency portfolio decreased by 21 basis points from 2.52% in the six months ended September 30, 2024 to 2.31% in the six months ended September 30, 2025.

The yield on our foreign currency portfolio decreased by 96 basis points from 5.92% in the six months ended September 30, 2024 to 4.96% in the six months ended September 30, 2025, primarily due to the following:

•	The yield on average foreign currency interest-earning assets of the Bank, ICICI Bank Canada, ICICI Bank UK PLC decreased in the six months ended September 30, 2025 as compared to the six months ended September 30, 2024 primarily due to a decrease in the yield on advances and investments due to a reduction in the benchmark SOFR rate and yield on foreign government securities.

The cost of funds for the foreign currency portfolio decreased by 39 basis points from 4.14% in the six months ended September 30, 2024 to 3.75% in the six months ended September 30, 2025, due to the following factors:

•	The cost of funds of ICICI Bank Canada, ICICI Bank UK PLC and ICICI Bank decreased in the six months ended September 30, 2025 as compared to the six months ended September 30, 2024 primarily due to a decrease in cost of deposits and cost of term borrowings due to a reduction in the benchmark SOFR rate.

Our yield on advances, interest earned, net interest income and net interest margin are impacted by systemic liquidity conditions, movements in interest rates, the competitive environment, the level of additions to non-performing loans, regulatory developments, monetary policy and economic and geopolitical factors. These developments may have an adverse impact on the net interest margin. The timing and amount of recoveries and interest on income tax refund is uncertain.

Interest-earning assets

The average balance of interest-earning assets increased by 9.6% from Rs. 21,511.60 billion in the six months ended September 30, 2024 to Rs. 23,568.99 billion in the six months ended September 30, 2025. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 1,213.71 billion, average investments by Rs. 606.94 billion and increase in average other interest-earning assets by Rs. 236.74 billion.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 8.3% from Rs. 16,884.21 billion in the six months ended September 30, 2024 to Rs. 18,278.79 billion in the six months ended September 30, 2025, primarily due to an increase in average deposits by Rs. 1,441.64 billion, offset, in part, by a decrease in average borrowings by Rs. 47.06 billion.

Other Income

The following table sets forth, for the periods indicated, the principal components of other income.

	Six months ended September 30,
	2024	2025	2025	2025/2024 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs. 134,215.2	Rs. 141,073.7	JPY 2,694,507.7	5.1%
Income from treasury-related activities (net)	53,797.5	60,059.6	1,147,138.4	11.6%
-Profit/(loss) on exchange/derivatives transactions (net)	17,816.9	24,154.0	461,341.4	35.6%
-Profit/(loss) on other treasury-related activities(1)	35,980.6	35,905.6	685,797.0	(0.21)%
Profit/(loss) on sale of land, buildings and other assets (net)	(50.2)	209.7	4,005.3	-
Premium and other operating income from insurance business	303,464.7	331,688.8	6,335,256.1	9.3%
Miscellaneous income	2,645.2	2,828.5	54,024.4	6.9%
-Share of profit in associates	1,020.6	1,242.8	23,737.5	21.8%
-Others	1,624.6	1,585.7	30,286.9	(2.4)%
Total other income (including share of profit in associates)	Rs. 494,072.4	Rs. 535,860.3	JPY 10,234,931.7	8.5%

(1)	Includes profit/(loss) on the sale of investments and on revaluation of investments.

Other income (including share of profit in associates) increased by 8.5% from Rs. 494.07 billion in the six months ended September 30, 2024 to Rs. 535.86 billion in the six months ended September 30, 2025, primarily due to an increase in net earned premium and other operating income relating to insurance business, an increase in commission, exchange and brokerage income and an increase in income from treasury related activities.

Commission, exchange and brokerage income increased from Rs. 134.22 billion in the six months ended September 30, 2024 to Rs. 141.07 billion in the six months ended September 30, 2025, primarily due to an increase in transaction banking fees, lending-linked fees, and fund management fees.

Income from treasury-related activities increased from Rs. 53.80 billion in the six months ended September 30, 2024 to Rs. 60.06 billion in the six months ended September

30, 2025 primarily due to gain on sale of investments, foreign exchange transaction, offset, in part, by an increase in loss on revaluation of investments.

Premium and other operating income relating to insurance business increased from Rs. 303.47 billion in the six months ended September 30, 2024 to Rs. 331.69 billion in the six months ended September 30, 2025, primarily due to an increase in group premiums, commission income and retail renewal premiums.

Miscellaneous income increased from Rs. 2.6 billion in the six months ended September 30, 2024 to Rs. 2.8 billion in the six months ended September 30, 2025.

Operating Expense

The following table sets forth, for the periods indicated, the principal components of operating expense.

	Six months ended September 30,
	2024	2025	2025	2025/2024 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs. 121,590	Rs. 127,584	JPY 2,436,854	4.9%
Depreciation on own property	12,492	14,409	275,212	15.3%
Auditor’s fees and expenses	166	195	3,725	17.7%
Expenses pertaining to insurance business	319,883	353,967	6,760,770	10.7%
Other operating expenses	134,970	147,089	2,809,400	9.0%
Total operating expenses	Rs. 589,101	Rs. 643,245	JPY 12,285,980	9.2%

Operating expenses primarily include expenses relating to our insurance business, payments to and provisions for employees and other operating expenses. Operating expenses increased by 9.2% from Rs. 589.10 billion in the six months ended September 30, 2024 to Rs. 643.25 billion in the six months ended September 30, 2025, primarily due to an increase in payments to and provisions for employees and expenses relating to our insurance business.

Payments to and provisions for employees

Employee expenses increased by 4.9% from Rs. 121.6 billion in the six months ended September 30, 2024 to Rs. 127.6 billion in the six months ended September 30, 2025 primarily due to the ICICI Bank. The employee expense of ICICI Bank increased primarily due to an increase in salary cost, provision for performance bonus, performance-linked retention pay, provision for retirement benefit obligations and fair value accounting of employee stock options. Salary cost increased primarily due to annual increments and promotions.

Our employee base, including sales executives, employees on fixed term contracts and interns, decreased from 185,266 at the six months ended September 30, 2024 to 179,629 at the six months ended September 30, 2025.

Depreciation

Depreciation on owned properties increased by 15.3% from Rs. 12.5 billion in the six months ended September 30, 2024 to Rs. 14.4 billion in the six months ended September 30, 2025.

Other operating expenses

Other operating expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses, premiums paid on purchases of priority sector lending certificates and other expenditures. Other operating expenses for ICICI Group increased by 9.0% from Rs. 135.0 billion in the six months ended September 30, 2024 to Rs. 147.1 billion in the six months ended September 30, 2025 primarily due to an increase in technology related expenses, reward point expenses, and premiums paid towards purchase of Priority Sector Lending Certificates (“PSLCs”), offset, in part, by a decrease in advertisement expenses and business partner payout.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 10.7% from Rs. 319.9 billion in the six months ended September 30, 2024 to Rs. 354.0 billion in the six months ended September 30, 2025 primarily due to an increase in claims paid, transfer to linked funds and commission paid.

Provisions and Contingencies (Excluding Provisions for Tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Six months ended September 30,
Particulars	2024	2025	2025	2025/ 2024 % change
	(in millions, except percentages)
Provision for investments (net)	Rs. (6,777.2)	Rs. (5,659.0)	JPY (108,086.9)	(16.5)%
Provision for non-performing and other assets	30,445.7	31,544.4	602,498.0	3.6%
Provision for standard assets	4,255.0	1,945.0	37,149.5	(54.3)%
Others	(945.8)	(514.4)	(9,825.0)	(45.6)%
Total provisions and contingencies	Rs. 26,977.7	Rs. 27,316.1	JPY 521,737.5	1.3%

Provisions and contingencies (excluding provisions for tax) increased by 1.3% from Rs. 26.98 billion in the six months ended September 30, 2024 to Rs. 27.32 billion in the six months ended September 30, 2025 primarily due to a decrease in write-back on net provision for investments and an increase in provision on non-performing and other assets, partially offset, in part, by a decrease in provision on standard assets.

Write-back of provision for investments decreased from Rs. 6.78 billion in the six months ended September 30, 2024 to Rs. 5.66 billion in the six months ended September 30, 2025.

Provision for non-performing and other assets increased from a provision of Rs. 30.45 billion in the six months ended September 30, 2024 to a provision of Rs. 31.54 billion in the six months ended September 30, 2025.

Provision for standard assets decreased from Rs. 4.26 billion in the six months ended September 30, 2024 to Rs. 1.95 billion in the six months ended September 30, 2025, primarily due to a decrease in provision for standard assets of the Bank.

Write-back on other provisions decreased from Rs. 0.95 billion in the six months ended September 30, 2024 to Rs. 0.51 billion in the six months ended September 30, 2025.

Tax Expense

Income tax expense increased from Rs. 89.91 billion in the six months ended September 30, 2024 to Rs. 99.09 billion in the six months ended September 30, 2025 primarily due to an increase in profit before taxes. The effective tax rate increased marginally from 25.4% in the six months ended September 30, 2024 to 25.6% in the six months ended September 30, 2025.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At
	September 30, 2024	March 31, 2025	September 30, 2025	September 30, 2025	2025/ 2024 % change
	(in million, except percentages)

Cash and cash equivalents	Rs. 1,643,846.3	Rs. 2,140,234.6	Rs. 1,675,683.5	JPY 32,005,554.9	1.9%
Investments(1)	8,747,604.9	8,863,768.1	8,997,978.8	171,861,395.1	2.9%
Advances (net of provisions)	13,600,464.8	14,206,637.1	14,921,611.2	285,002,773.9	9.7%
Fixed assets	142,542.7	158,124.2	165,621.2	3,163,364.9	16.2%
Other assets	1,001,555.1	969,055.8	1,019,364.8	19,469,867.7	1.8%
Goodwill on consolidation	29,101.8	84,594.3	84,594.3	1,615,751.1	190.7%
Total assets	Rs. 25,165,115.6	Rs. 26,422,414.1	Rs. 26,864,853.8	JPY 513,118,707.6	6.8%

(1)	Includes cash and balances with Reserve Bank of India, balances with banks and money at call and short notice.

Total assets increased by 6.8% from Rs. 25,165.12 billion at September 30, 2024 to Rs. 26,864.85 billion at September 30, 2025 primarily due to 9.7% increase in advances, 1.9% increase in cash and cash equivalents, 2.9% increase in investments, and 16.2% increase in fixed assets (including leased assets).

Cash and cash equivalents

Cash and cash equivalents increased by 1.9% from Rs. 1,643.8 billion at September 30, 2024 to Rs. 1,675.7 billion at September 30, 2025, primarily due to an increase in fixed deposits placed with exchanges to meet its margin requirements towards clearing houses and exchanges and increase in repo lending.

Investments

Total investments increased by 2.9% from Rs. 8,747.6 billion at September 30, 2024 to Rs. 8,998.0 billion at September 30, 2025.

Investments of the Bank increased from Rs. 4,791.0 billion at September 30, 2024 to Rs. 4,995.9 billion at September 30, 2025, primarily due to an increase in investments in Indian government securities, equity investment in ICICI Securities and bonds and debentures.

Investments of ICICI Lombard General Insurance Company increased from Rs. 508.5 billion at September 30, 2024 to Rs. 555.6 billion at September 30, 2025, primarily due to an increase in investment in infrastructure and housing and bonds and debentures.

Advances

Net advances increased by 9.7% from Rs. 13,600.46 billion at September 30, 2024 to Rs. 14,921.61 billion at September 30, 2025 primarily due to an increase in retail and business banking advances of ICICI Bank.

Net advances of the Bank increased by 10.3% from Rs. 12,772.4 billion at year-end fiscal 2024 to Rs. 14,084.6 billion at year-end fiscal 2025.

Fixed and other assets

Fixed assets (net block) increased by 16.2% from Rs. 142.5 billion at September 30, 2024 to Rs. 165.6 billion at September 30, 2025.

Other assets increased by 1.8% from Rs. 1,001.6 billion at September 30, 2024 to Rs. 1,019.4 billion at September 30, 2025 primarily due to an increase in margin deposit paid for treasury product, positive mark-to-market on forex and derivative transactions and interest accrued on loans and investments, offset, in part, by a decrease in RIDF deposits.

Goodwill on consolidation

Goodwill on consolidation increased from Rs. 29.1 billion at September 30, 2024 to

Rs. 84.6 billion at September 30, 2025 pursuant to the Scheme amongst ICICI Bank and ICICI Securities and their respective shareholders, ICICI Securities has been delisted from stock exchanges on March 24, 2025 and became a wholly owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value Rs. 2 each in accordance with the Scheme to the public shareholders of ICICI Securities. In accordance with the Scheme, the Bank recognized a securities premium of Rs. 68.9 billion based on the market price of equity shares (at effective date) of the Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities. Accordingly, the Bank recognized goodwill of Rs. 55.5 billion in its consolidated financial statements at March 31, 2025 on account of the acquisition of the additional stake in ICICI Securities.

Liabilities and net worth

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

	At
Liabilities	September 30, 2024	March 31, 2025	September 30, 2025	September 30, 2025	2025/2024% change
	(in million, except percentages)
Deposits	Rs. 15,295,136.1	Rs. 16,416,374.0	Rs. 16,458,649.3	JPY 314,360,201.6	7.6%
Borrowings(1)	2,197,605.5	2,188,834.4	2,152,396.7	41,110,777.0	(2.1)%
Other liabilities	4,715,644.0	4,529,779.2	4,735,895.5	90,455,604.1	0.4%
Total liabilities	22,208,385.6	23,134,987.6	23,346,941.5	445,926,582.7	5.1%
Minority Interest	155,863.7	148,367.4	162,383.5	3,101,524.9	4.2%
Equity Share Capital	14,094.5	14,246.0	14,289.5	272,929.5	1.4%
Reserves and surplus(2)	2,786,771.8	3,124,813.1	3,341,239.3	63,817,670.6	19.9%
Total liabilities (including capital and reserves)	Rs. 25,165,115.6	Rs.26,422,414.1	Rs. 26,864,853.8	JPY 513,118,707.6	6.8%

(1)	Includes subordinated debt.

(2)	Includes employees’ stock options outstanding.

Total liabilities (including capital, reserves and surplus and minority interest) increased by 6.8% from Rs. 25,165.1 billion at September 30, 2024 to Rs. 26,864.9 billion at September 30, 2025 primarily due to 19.9% increase in net worth and 7.6% increase in deposits.

Deposits

Deposits increased by 7.6% from Rs. 15,295.13 billion at September 30, 2024 to Rs. 16,458.65 billion at September 30, 2025.

Deposits of the Bank increased by 7.7% from Rs. 14,977.61 billion at September 30,

2024 to Rs. 16,128.25 billion at September 30, 2025. Term deposits increased by 7.3% from Rs. 8,890.38 billion at September 30, 2024 to Rs. 9,539.54 billion at September 30, 2025. Savings account deposits increased by 6.2% from Rs. 4,256.33 billion at September 30, 2024 to Rs. 4,521.24 billion at September 30, 2025 and current account deposits increased by 12.9% from Rs. 1,830.90 billion at September 30, 2024 to Rs. 2,067.47 billion at September 30, 2025.

Deposits of ICICI Bank UK PLC increased from Rs. 146.88 billion at September 30, 2024 to Rs. 167.08 billion at September 30, 2025, primarily due to an increase in corporate and business banking deposit.

Deposits of ICICI Bank Canada decreased from Rs. 186.36 billion at year-end fiscal 2024 to Rs. 179.80 billion at year-end fiscal 2025, primarily due to a decrease in current and term deposits, offset, in part, by increase in saving deposits.

Borrowings

Borrowings decreased by 2.1% from Rs. 2,197.61 billion at September 30, 2024 to Rs. 2,152.40 billion at September 30, 2025, primarily due to ICICI Bank.

Borrowings of the Bank decreased by 10.2% from Rs. 1,244.93 billion at September 30, 2024 to Rs. 1,118.17 billion at September 30, 2025 primarily due to a decrease in refinance borrowing, privately placed bonds, call money borrowing and call money borrowings foreign currency, term money borrowings foreign currency. Net borrowings of overseas branches decreased from Rs. 259.23 billion at September 30, 2024 to Rs. 230.07 billion at September 30, 2025.

Borrowings of ICICI Bank Canada decreased from Rs. 122.98 billion at September 30, 2024 to Rs. 86.79 billion at September 30, 2025, primarily due to a decrease in secured mortgage borrowings.

Borrowings of ICICI Securities Primary Dealership increased from Rs. 374.32 billion at year-end fiscal 2024 to Rs. 418.88 billion at year-end fiscal 2025, primarily due to an increase in repo borrowings and call and notice borrowings, offset, in part, by decrease in treps borrowings and ICD borrowings and CP borrowings.

Borrowings of ICICI Home Finance Company increased from Rs. 186.0 billion at year-end fiscal 2024 to Rs. 244.2 billion at year-end fiscal 2025, primarily due to an increase in short-term borrowings in form of commercial papers for placement of fixed deposits with exchanges as margin.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiary. Other liabilities increased by 2.3% from Rs. 1,648.85 billion at September 30, 2024 to Rs. 1,686.00 billion at September 30, 2025.

Equity share capital and reserves

Equity share capital and reserves increased by 19.8% from Rs. 2,800.87 billion at September 30, 2024 to Rs. 3,355.53 billion at September 30, 2025 primarily due to accretion to reserves and surplus out of retained profit.

Statement of Cash Flow

Cash and cash equivalents increased by 31.5% from Rs. 1,643.85 billion at September 30, 2024 to Rs. 1,675.68 billion at September 30, 2025 due to net cash outflow from investing activities, offset, in part, by net cash inflow from operating activities and financing activities.

During the six months ended September 30, 2025, the net cash outflow from investing activities of Rs. 188.07 billion was primarily on account of purchase (net of sales) of held-to-maturity securities. During the six months ended September 30, 2024, the net cash outflow from investing activities of Rs. 494.34 billion was primarily on account of purchase (net of sales) of held-to-maturity securities.

During the six months ended September 30, 2025, the net cash outflow from operating activities of Rs. 173.61 billion was on account of an increase in advances, offset, in part, by an increase in cash profit for the period and increase in other liabilities and provisions. During the six months ended September 30, 2024, the net cash inflow from operating activities of Rs. 450.99 billion was on account of an increase in deposits and cash profits for the period, offset, in part, by an increase in advances.

During the six months ended September 30, 2025, the net cash outflow from financing activities was Rs. 107.46 billion primarily due to net repayment of long-term borrowings and payment of dividend, offset, in part, by net proceeds from long and short-term borrowings. During the six months ended September 30, 2024, the net cash inflow from financing activities was Rs. 59.00 billion primarily due to net proceeds from long and short-term borrowings, offset, in part, by net repayment of long-term borrowings and payment of dividend.

4.	Material Contracts, etc.

There has been no material change since the last ASR filed on September 29, 2025 for the year ended March 31, 2025, except below.

a.	With reference to the proposal to transfer the private equity, venture capital and real estate fund management businesses of ICICI Venture Funds Management Company Limited (“ICICI Venture”) to ICICI Prudential Asset Management Company (“ICICI AMC”), an application to Competition Commission of India (“CCI”) on October 8, 2025 was approved vide letter dated November 25, 2025. The application to the Securities and Exchange Board of India (“SEBI”) was made on October 29, 2025 and is pending.

b.	With respect to the listing of and partial divestment of Prudential Corporation Holdings Limited’s (“PCHL”) stake in ICICI Prudential Asset Management Company (“ICICI AMC”), and the initial public offering of up to 48,972,994 equity shares of face value of Rs. 1 each by way of Offer for Sale by PCHL (“Offer”), on December 8, 2025, Bank

executed a Share Purchase Agreement (“SPA”) with PCHL to purchase up to 2% shareholding in ICICI AMC from PCHL. The Bank purchased 2% shareholding in ICICI AMC from PCHL for a consideration of Rs. 21.40 billion. All the closing conditions were completed on December 9, 2025 and the Bank holds 53.0% of ICICI AMC’s paid-up equity share capital. This purchase was primarily towards maintaining the Bank’s majority shareholding in the event of grant of stock-based compensation by ICICI AMC.

ICICI AMC filed Prospectus dated December 16, 2025 with the Registrar of Companies, Delhi and Haryana for the initial public offering of up to 48,972,994 equity shares of face value of Rs. 1 each by way of Offer for Sale by PCHL.

Pursuant to the Offer, PCHL sold 48,972,994 equity shares of face value of Rs. 1 each of ICICI AMC at an issue price of Rs. 2,165 per share. ICICI AMC is listed on Bombay Stock Exchange (“BSE”) and National Stock Exchange (“NSE”) effective December 19, 2025.

c.	With respect to the acquisition of 100% shareholding in ICICI Prudential Pension Funds Management Company Limited (“ICICI PFM”) from ICICI Prudential Life Insurance Company Limited, the RBI accorded approval for the same through letter dated November 27, 2025, subject to certain conditions which include clearance from PFRDA.

5.	Research and Development Activities

Please refer to “- II. - 2. Nature of Business”.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

Our existing Registered Office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a domestic branch network consisting of 7,246 branches, 10,610 ATMs and cash recycler machines at September 30, 2025 as compared to 6,613 branches, 16,120 ATMs and cash recycler machines at September 30, 2024. In addition to branches, extension counters and ATMs, ICICI Bank has 63 administrative offices, including our Registered Office at Vadodara and our corporate headquarters at Mumbai, 67 processing centers and 45 currency chests.

We also provide residential facilities to employees in India. At September 30, 2025, we owned 451 apartments for providing residential facilities to our employees.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since the last ASR filed on September 29, 2025 for fiscal 2025.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2025)

Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
12,500,000,000 equity shares of Rs. 2/- each	7,143,705,861(1)(2) shares	5,356,294,139 shares

(1)	Excludes 266,089 shares forfeited.

(2)	Includes 56,008,117 equity shares issued to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

(ii)	Issued Shares

(At September 30, 2025)

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 2/- each	Ordinary shares	7,143,705,861(1)(2) shares	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADRs on: New York Stock Exchange	Equity shares with a face value of Rs. 2 each
Total	-	7,143,705,861(1)(2) shares	-	-

(1)	Excludes 266,089 shares forfeited.

(2)	Includes 56,008,117 equity shares issued to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

(2)	State of Exercise of Bonds with Stock Acquisition Rights etc. with Moving Strike Clause

Not applicable.

(3)	Total Number of Issued Shares and Capital Stock

(At September 30, 2025)

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ (Decrease)(1)(2)	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total equity shares of Rs. 2/- each outstanding as on April 1, 2025		7,121,927,830		14,243,855,660 (JPY 27,205,764,311)	-
During fiscal year 2026 (Up to September 30, 2025)	21,778,031	7,143,705,861	43,556,062 (JPY 83,192,078)	14,287,411,722 (JPY 27,288,956,389)	Allotment of 21,778,031 shares issued on exercise of options, under the Employee Stock Option Scheme 2000/Employee Stock Unit Scheme 2022

(1)	Excludes 266,089 forfeited shares.

(2)	Includes 56,008,117 equity shares issued to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

(4)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At December 5, 2025)

Shareholder	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (as Depository for American Depository Shares (ADS) holders)	1,337.39	18.7%
SBI Mutual Fund	353.94	5.0%
Life Insurance Corporation of India	343.10	4.8%
ICICI Prudential Mutual Fund	309.62	4.3%
HDFC Mutual Fund	248.04	3.5%
National Pension Scheme Trust	199.54	2.8%
UTI Mutual Fund	150.93	2.1%
Nippon India Mutual Fund	137.34	1.9%
Government of Singapore	118.83	1.7%
Government Pension Fund Global	100.73	1.4%
SBI Life Insurance Company Limited	95.24	1.3%
Vanguard Total International Stock Index Fund	77.15	1.1%
Aditya Birla Sun Life Mutual Fund	76.75	1.1%
Kotak Mutual Fund	74.60	1.0%
Axis Mutual Fund	72.29	1.0%
Total	3,695.49	51.7%

2.	Statement of Directors and Officers

Number of male directors and executive officers: 11, Number of female directors and executive officers: 3 (percentage of female directors and executive officers: 15%)

(At December 5, 2025)

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
Non-Executive (Part-time) Chairman	Mr. Pradeep Kumar Sinha (70)	Mr. Pradeep Kumar Sinha has a master’s degree in economics from the Delhi School of Economics and Philosophy in Social Sciences. He joined the Indian Administrative Service in 1977. He was a Visiting Fellow at the University of Oxford in 1999. He served mostly in the Government of India and rose to the highest position of Cabinet Secretary, the head of civil services. He served as the Cabinet Secretary for more than 4 years before moving to the Prime Minister’s Office. He retired from there in March 2021 after 44 years of service. He has been a government nominee director in numerous major public undertakings.	February 16, 2029(2)	Nil
Non-Executive-Independent Director	Ms. Neelam Dhawan (66)	Ms. Neelam Dhawan is an economics graduate from St Stephen’s College, Delhi University and has a master in business administration degree from the Faculty of Management Studies, Delhi University. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across	January 11, 2026	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
		Hindustan Computers Limited, IBM, Microsoft and Hewlett Packard Enterprise. She has been Managing Director and leader of the country businesses for 11 years for Microsoft and later Hewlett Packard Enterprise in India. Her last executive assignment was in Hewlett Packard Enterprise that of as Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan.
Non-Executive-Independent Director	Mr. Subramanian Madhavan (69)	Mr. Subramanian Madhavan is a chartered accountant and holds a post graduate diploma in business management from the Indian Institute of Management, Ahmedabad. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has around 38 years of experience in accountancy, economics, finance, law, information technology, human resources, risk management, business management and banking.	April 13, 2027	5,005
Non-Executive-	Mr. Radhakrishnan Nair (70)	Mr. Radhakrishnan Nair holds degrees in science, securities laws,	May 1, 2026	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
Independent Director		management and law. He has around 40 years of experience in banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank and also served as the Managing Director of Corporation Bank Securities Limited. He was Executive Director at the Securities and Exchange Board of India from 2005 to 2010 and Member (Finance and Investment) in the Insurance Regulatory and Development Authority of India from 2010 to 2015. He has been a member of various committees of International Organization of Securities Commissions and the International Association of Insurance Supervisors.
Non-Executive-Independent Director	Mr. Balasubramanyam Sriram (67)	Mr. Balasubramanyam Sriram is a Certificated Associate of the Indian Institute of Banking and Finance (formerly known as The Indian Institute of Bankers) and holds diplomas in international law and diplomacy from the Indian Academy of International Law & Diplomacy and management from the All India Management Association. He has bachelor’s and master’s degrees in science (physics) from St. Stephen’s College, Delhi University. Mr. Sriram worked with State Bank of India for about 37	January 13, 2027	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
years. Mr. Sriram was Managing Director of State Bank of Bikaner & Jaipur from 2013 to 2014, Managing Director of State Bank of India from 2014 to 2018 and Managing Director & Chief Executive Officer of IDBI Bank Limited from June to September 2018. He was a part time member of the Insolvency and Bankruptcy Board of India.
Non-Executive-Independent Director	Ms. Vibha Paul Rishi (65)	Ms. Vibha Paul Rishi is an economics graduate from Lady Shri Ram College, Delhi University and also has a master’s in business administration with a specialisation in marketing from the Faculty of Management Studies, University of Delhi. She has worked at senior positions in branding, strategy, innovation and human capital around the world. She started her career with the Tata Group and was part of the core team for launching Titan watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, U.S. and UK. She was one of the founding team members of PepsiCo when it started operations in India. Ms. Rishi serves on the boards and board committees of several	January 22, 2030	330 (as joint holder)

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
reputed companies.
Non-Executive-Independent Director	Mr. Rohit Bhasin (65)	Mr. Rohit Bhasin is a chartered accountant with over 21 years of experience in PricewaterhouseCoopers, where he was a member of its India leadership team and partner oversight committee. He also worked with Standard Chartered Bank in India for nearly a decade. He has been an independent director and audit committee chairperson of several listed Indian companies.	July 25, 2032(3)	Nil
Non-Executive-Independent Director	Mr. Punit Sood (61)	Mr. Punit Sood has a bachelor’s degree in electronics and communications from the Indian Institute of Technology, Roorkee and is a post graduate in management and information systems from the Indian Institute of Management, Ahmedabad. He has over 35 years of experience in banking and information technology. He was Managing Director of NatWest Digital Services India Private Limited. He has also been Managing Director and Chief Information Officer at JP Morgan Services India, and Chief Executive Officer and Managing Director at Citi	September 30, 2032(4)	Nil

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
		Technology Services India.
Non-Executive-Additional (Independent) Director	Ms. Vijayalakshmi Iyer (70)

Ms. Vijayalakshmi Iyer graduated from M.L. Dahanukar College of Commerce and did her post graduation from Sydenham College of Commerce Mumbai. She is also a certified associate of the Indian Institute of Banking and Finance.

She retired as the Chairman and Managing Director of Bank of India in May 2015. She also served as member (finance & investment) at IRDAI from June 2015 to May 2017.

She has nearly four decades of experience in the banking and finance sector in India. She has served as the chairperson for a number of boards and committees in the financial sector in India including the Banking and Financial Institute Committee of the Federation of Indian Chambers of Commerce and Industry. She is currently on the Boards of multiple Indian companies.

			May 1, 2030(5)	Nil
Managing Director and CEO	Mr. Sandeep Bakhshi (65)	Mr. Sandeep Bakhshi is an engineer and has a master’s degree in business administration. Mr. Sandeep Bakhshi joined ICICI Limited in	October 3, 2026(6)	816,300

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited. He joined ICICI Bank Limited on June 19, 2018 as Chief Operating Officer (Designate) and was appointed as Managing Director and Chief Executive Officer of ICICI Bank Limited effective October 15, 2018.
Executive Director	Mr. Sandeep Batra (59)	Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in the year 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank Limited, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank Limited. He was appointed as Executive Director of ICICI Bank Limited effective December 23, 2020 and is currently responsible for corporate communications, finance, operations and customer service, legal, human resources and secretarial functions and	December 22, 2027(7)	646,285

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
		has administrative oversight over risk management, internal audit and compliance functions. He is the Chairman of ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management and ICICI Ventures. He also serves on the Board of ICICI Lombard General Insurance Company.
Executive Director	Mr. Rakesh Jha (54)	Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role. He was appointed as an Executive Director on the Board of ICICI Bank with effect from September 2, 2022. He is responsible for the retail, small enterprises and corporate banking businesses of the Bank. He is the Chairperson of ICICI Lombard General Insurance Company Limited, ICICI Home Finance Company Limited and ICICI Securities Limited. He also serves on the Board of ICICI Venture Funds Management Company Limited.	September 1, 2027(8)	18,950
Executive Director	Mr. Ajay Kumar Gupta (58)	Mr. Ajay Kumar Gupta is a Chartered Accountant. He joined ICICI Group in November 1991 and has worked across corporate	November 26, 2026(9)	525,568

Position	Name (Age)	Biography	Term as per Banking Regulation Act(1)	Number of Shares at December 5, 2025
banking, project finance, SME, debt service management, credit & policy and operations. He is responsible for Credit Policy formulation and credit underwriting for retail and business banking, operations, technology and data sciences and analytics function of the Bank. He is the Chairperson of I-Process Service (India) Limited and ICICI Securities Primary Dealership Limited. He also serves on the Board of ICICI Securities Limited and ICICI Home Finance Company Limited.
Group Chief Financial Officer	Mr. Anindya Banerjee (49)	Mr. Anindya Banerjee is a chartered accountant. He joined ICICI Group in 1998 and initially worked in the area of corporate banking before moving to planning and strategy function in the corporate office. He was appointed as the Group Chief Financial Officer of the Bank with effect from May 1, 2022. His current responsibilities include financial reporting, planning and strategy and asset-liability management.	Regular employment	422,810

(1)	Dates mentioned under “term” in respect of non-Executive Directors (other than the Chairman) refer to the maximum tenure permitted under the Banking Regulation Act.

(2)	Mr. Pradeep Kumar Sinha was appointed as an Independent Director for a period of five years from February 17, 2024. Effective July 1, 2024, he was appointed as Non-Executive (Part-time) Chairman. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

(3)	The Board of Directors of the Bank at its meeting held on June 29, 2024 and shareholders at the Annual General Meeting held on August 29, 2024 approved the appointment of Mr. Rohit Bhasin as an Independent Director for a period of 5 years, with effect from July 26, 2024.

(4)	The Board of Directors of the Bank at its meeting held on June 29, 2024 and the shareholders through postal ballot on November 29, 2024, approved the appointment of Mr. Punit Sood, as an Independent Director for a period of 5 years, with effect from October 1, 2024.

(5)	The Board of Directors of the Bank at its meeting held on October 18, 2025, approved the appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960), as an Additional (Independent) Director, for a term commencing from December 1, 2025 to May 31, 2030, subject to the approval of shareholders.

(6)	Mr. Sandeep Bakhshi was appointed as a wholetime director and Chief Operating Officer (Designate) effective from July 31, 2018 and as the Managing Director and Chief Executive Officer effective October 15, 2018 for a period till October 3, 2023. He was re-appointed as Managing Director and Chief Executive Officer of the Bank for a period of three years with effect from October 4, 2023 to October 3, 2026. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

(7)	Mr. Sandeep Batra was appointed as a wholetime director (designated as an Executive Director) effective December 23, 2020 till December 22, 2023. He was re-appointed as wholetime director (designated as an Executive Director) for a further period of two years with effect from December 23, 2023 to December 22, 2025. The Board of Directors of the Bank at its meeting held on January 25, 2025, approved the re-appointment of Mr. Sandeep Batra for a period of two years with effect from December 23, 2025 to December 22, 2027. Requisite approvals from Reserve Bank of India and shareholders for such further appointment are in place.

(8)	Mr. Rakesh Jha was appointed as a wholetime director (designated as an Executive Director) for a period of three years effective September 2, 2022. The Board of Directors of the Bank at its meeting held on January 25, 2025, approved proposal for seeking approval from Reserve Bank of India for re-appointment of Mr. Rakesh Jha from September 2, 2025 till September 1, 2027. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

(9)	Mr. Ajay Kumar Gupta was appointed as a wholetime director (designated as an Executive Director) effective March 15, 2024 till November 26, 2026. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

VI.	FINANCIAL CONDITION

The original English interim financial statements of ICICI Bank Limited for the six months ended September 30, 2025 presented in this document are the extracts from the Form 6-K filed with the U.S. Securities and Exchange Commission on October 24, 2025, and are prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”).

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 1 of Article 328 of the Regulations Regarding Terminology, Format and Method of Preparation of Financial Statements, etc. (Ministry of Finance Ordinance No. 59 of 1963).

These interim financial statements of the Bank are summary financial information and extracted from the condensed interim financial statements for the six months ended September 30, 2025. The complete set of condensed interim financial statements for the six months ended September 30, 2025 were reviewed by the joint statutory auditors, BSR & Co LLP, Chartered Accountants and CNK & Associates LLP, Chartered Accountants. Since the complete set of the unaudited condensed interim financial statements were not filed with the U.S. Securities and Exchange Commission, the same has not been included in this document.

The interim financial statements of the Bank are presented in Indian rupees. For Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs. 1 = ¥1.91, which was the telegraphic transfer customer selling exchange rate of MUFG Bank, Ltd. as of December 1, 2025.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Interim Financial Statements

STANDALONE FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2025 (Q2-2026)	June 30, 2025 (Q1-2026)	September 30, 2024 (Q2-2025)	September 30, 2025 (H1-2026)	September 30, 2024 (H1-2025)	March 31, 2025 (FY2025)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		41,757.95	42,946.91	40,537.38	84,704.86	79,533.16	163,263.78
	a)	Interest/discount on advances/bills	32,183.68	32,542.92	31,426.45	64,726.60	61,534.99	126,404.72
	b)	Income on investments	8,459.54	8,712.84	8,311.33	17,172.38	16,467.91	32,980.23
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	646.99	767.40	517.11	1,414.39	960.11	2,155.82
	d)	Others	467.74	923.75	282.49	1,391.49	570.15	1,723.01
2.	Other income		7,575.54	8,504.90	7,176.66	16,080.44	14,178.58	28,506.70
3.	TOTAL INCOME (1)+(2)		49,333.49	51,451.81	47,714.04	100,785.30	93,711.74	191,770.48
4.	Interest expended		20,228.49	21,312.45	20,489.40	41,540.94	39,932.27	82,099.34
5.	Operating expenses (e)+(f)		11,807.04	11,393.52	10,501.46	23,200.56	21,031.45	42,372.32

		Three months ended			Six months ended		Year ended
Sr. no.	Particulars	September 30, 2025 (Q2-2026) (Unaudited)	June 30, 2025 (Q1-2026) (Unaudited)	September 30, 2024 (Q2-2025) (Unaudited)	September 30, 2025 (H1-2026) (Unaudited)	September 30, 2024 (H1-2025) (Unaudited)	March 31, 2025 (FY2025) (Audited)
	e)	Employee cost		4,341.84	4,743.08	4,136.14	9,084.92	8,506.65	16,540.88
	f)	Other operating expenses		7,465.20	6,650.44	6,365.32	14,115.64	12,524.80	25,831.44
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)			32,035.53	32,705.97	30,990.86	64,741.50	60,963.72	124,471.66
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)			17,297.96	18,745.84	16,723.18	36,043.80	32,748.02	67,298.82
8.	Provisions (other than tax) and contingencies			914.11	1,814.57	1,233.09	2,728.68	2,565.27	4,682.62
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			16,383.85	16,931.27	15,490.09	33,315.12	30,182.75	62,616.20
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			16,383.85	16,931.27	15,490.09	33,315.12	30,182.75	62,616.20
12.	Tax expense (g)+(h)			4,024.96	4,163.06	3,744.21	8,188.02	7,377.76	15,389.21
	g)	Current tax		3,732.30	3,933.85	3,306.43	7,666.15	6,632.99	14,588.49
	h)	Deferred tax		292.66	229.21	437.78	521.87	744.77	800.72
13.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			12,358.89	12,768.21	11,745.88	25,127.10	22,804.99	47,226.99
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT FOR THE PERIOD (13)–(14)			12,358.89	12,768.21	11,745.88	25,127.10	22,804.99	47,226.99
16.	Paid-up equity share capital (face value Rs. 2 each)			1,428.95	1,427.32	1,409.45	1,428.95	1,409.45	1,424.60
17.	Reserves excluding revaluation reserves								284,843.68
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.22%	0.22%	0.22%	0.22%	0.22%	0.22%
	ii)	Capital adequacy ratio (Basel III)		15.76%	16.31%	15.35%	15.76%	15.35%	16.55%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	17.31	17.91	16.68	35.22	32.42	67.01
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	17.06	17.63	16.40	34.69	31.86	65.89
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		23,849.66	24,732.65	27,121.15	23,849.66	27,121.15	24,166.18
	ii)	Net non-performing customer assets		5,827.00	5,971.09	5,685.14	5,827.00	5,685.14	5,589.41
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		1.58%	1.67%	1.97%	1.58%	1.97%	1.67%
	iv)	% of net non-performing customer assets to net customer assets		0.39%	0.41%	0.42%	0.39%	0.42%	0.39%
20.	Return on assets (annualised)			2.36%	2.44%	2.40%	2.40%	2.38%	2.41%
21.	Net worth[2]			301,627.90	296,601.72	250,418.12	301,627.90	250,418.12	282,055.56
22.	Outstanding redeemable preference shares			..	..	..	..	..	..
23.	Capital redemption reserve			350.00	350.00	350.00	350.00	350.00	350.00

		Three months ended			Six months ended		Year ended
Sr. no.	Particulars	September 30, 2025 (Q2-2026) (Unaudited)	June 30, 2025 (Q1-2026) (Unaudited)	September 30, 2024 (Q2-2025) (Unaudited)	September 30, 2025 (H1-2026) (Unaudited)	September 30, 2024 (H1-2025) (Unaudited)	March 31, 2025 (FY2025) (Audited)
24.	Debt-equity ratio[3]	0.19	0.18	0.27	0.19	0.27	0.21
25.	Total debts to total assets[4]	5.23%	5.51%	6.30%	5.23%	6.30%	5.83%

1.	Customer assets consist of advances and credit substitutes. At September 30, 2025, the percentage of gross non-performing advances (net of write-off) to gross advances was 1.64% (June 30, 2025: 1.75%, March 31, 2025: 1.73%, September 30, 2024: 2.04%) and net non-performing advances to net advances was 0.41% (June 30, 2025: 0.44%, March 31. 2025: 0.42%, September 30, 2024: 0.45%).

2.	Net worth is computed as per RBI Master Circular No. RBl/ 2015-16/70 DBR.No.Dir.BC.12/13.03.00/2015-16 on Exposure Norms dated July 1, 2015. Net worth also includes Available for Sale (‘AFS’) Reserve.

3.	Debt represents borrowings with residual maturity of more than one year.

4.	Total debts represents total borrowings of the Bank.

SUMMARISED STANDALONE BALANCE SHEET

(Rs. in crore)

Particulars	At
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,428.95	1,427.32	1,424.60	1,409.45
Employees stock options/units outstanding	2,317.13	2,142.54	2,069.84	1,650.74
Reserves and surplus	307,696.39	302,750.67	288,581.86	256,479.80
Deposits	1,612,824.94	1,608,517.32	1,610,348.02	1,497,760.67
Borrowings (includes subordinated debt)	111,818.38	117,095.27	123,538.26	124,492.93
Other liabilities and provisions	100,184.75	91,905.85	92,277.39	95,064.64
Total Capital and Liabilities	2,136,270.54	2,123,838.97	2,118,239.97	1,976,858.23

Assets
Cash and balances with Reserve Bank of India	79,471.64	96,453.83	119,928.12	89,101.67
Balances with banks and money at call and short notice	57,208.64	68,144.42	65,633.88	47,696.98
Investments	499,591.99	507,706.63	504,756.74	479,098.46
Advances	1,408,456.43	1,364,157.06	1,341,766.16	1,277,240.43
Fixed assets	13,273.15	12,878.47	12,838.74	11,545.62
Other assets	78,268.69	74,498.56	73,316.33	72,175.07
Total Assets	2,136,270.54	2,123,838.97	2,118,239.97	1,976,858.23

STANDALONE CASH FLOW STATEMENTS

(Rs. in crore)

Particulars	Period ended
	September 30, 2025 (H1-2026)	March 31, 2025 (FY2025)	September 30, 2024 (H1-2025)
	(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes	33,315.12	62,616.20	30,182.75

Adjustments for:
Depreciation and amortisation	1,205.27	2,212.50	1,062.05
Net (appreciation)/depreciation on investments	(346.48)	125.67	(1,308.88)
Provision in respect of non-performing and other assets	3,142.17	4,016.24	3,014.21
General provision for standard assets	181.70	574.82	283.20
Provision for contingencies & others	(84.51)	(755.92)	(102.63)
Employee Stock Options Expense	501.02	790.15	407.73

Income from subsidiaries and consolidated entities		(2,145.78)	(2,619.01)	(1,435.34)
(Profit)/loss on sale of fixed assets		(20.70)	(42.95)	(4.10)
	(i)	35,747.81	66,917.70	32,098.99

Adjustments for:
(Increase)/decrease in investments		17,653.05	36,998.74	36,849.47
(Increase)/decrease in advances		(69,832.44)	(161,381.01)	(95,848.24)
Increase/(decrease) in deposits		2,466.18	197,523.07	84,935.72
(Increase)/decrease in other assets		(5,284.27)	(629.15)	747.90
Increase/(decrease) in other liabilities and provisions		4,360.05	(2,829.50)	(511.31)
	(ii)	(50,637.43)	69,682.15	26,173.54

Refund/(payment) of direct taxes	(iii)	(4,277.25)	(14,243.34)	(6,320.75)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(19,166.87)	122,356.51	51,951.78
Cash flow from/(used in) investing activities
Redemption/sale from/(investments in) subsidiaries/joint ventures/associates (including application money)		504.63	(1,376.13)	(1,388.49)
Income from subsidiaries and consolidated entities		2,145.78	2,619.01	1,435.34
Purchase of fixed assets		(1,671.94)	(3,370.45)	(1,937.10)
Proceeds from sale of fixed assets		19.92	59.63	41.05
(Purchase)/sale of held-to-maturity securities		(12,195.71)	(67,513.87)	(46,348.48)
Net cash flow from/(used in) investing activities	(B)	(11,197.32)	(69,581.81)	(48,197.68)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs/ESUSs)		784.82	1,437.52	803.25
Proceeds from long-term borrowings		11,310.94	28,852.81	16,050.80
Repayment of long-term borrowings		(18,775.28)	(31,671.94)	(18,452.11)
Net proceeds/(repayment) of short-term borrowings		(4,300.43)	1,127.30	1,732.45
Dividend paid		(7,853.15)	(7,041.26)	(7,041.27)
Net cash flow from/(used in) financing activities	(C)	(18,833.10)	(7,295.57)	(6,906.88)
Effect of exchange fluctuation on translation reserve	(D)	315.57	156.86	25.42

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(48,881.72)	45,635.99	(3,127.36)

Cash and cash equivalents at beginning of the year		185,562.00	139,926.01	139,926.01
Cash and cash equivalents at end of the period/year		136,680.28	185,562.00	136,798.65

1.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

Notes on standalone financial results:

1.	The above standalone financial results have been approved by the Board of Directors at its meeting held on October 18, 2025.

2.	The standalone financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time and other accounting principles generally accepted in India, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	Details of resolution plans implemented under the Resolution Framework for Covid-19 related stress as per RBI circular dated August 6, 2020 (Resolution Framework 1.0) and May 5, 2021 (Resolution Framework 2.0) at September 30, 2025 are given below:

           (Rs. in crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2025 (A)	Of (A), aggregate debt that slipped into NPA during H1- 2026 1	Of (A) amount written off during H1- 2026	Of (A) amount paid by the borrowers during H1- 2026 2	Exposure to accounts classified as Standard consequent to implementation of resolution plan – September 30, 2025
Personal Loans[3]	933.19	15.28	0.54	101.36	816.55

Corporate persons[4]	578.09	..	..	62.69	515.40
Of which, MSMEs	..	..	..	..	..
Others	292.22	0.51	0.34	39.29	252.42
Total	1,803.50	15.79	0.88	203.34	1,584.37

1.	Includes cases which have been written off during the period

2.	Net of increase in exposure during the period.

3.	Includes various categories of retail loans.

4.	As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

4.	At September 30, 2025, the Bank holds contingency provision of Rs. 13,100.00 crore (June 30, 2025, March 31, 2025 and September 30, 2024: Rs. 13,100.00 crore).

5.	Details of loans sold/acquired by the Bank as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

a)	Loans not in default

(i)	Details of loans not in default sold/acquired under assignment/participation during six months ended September 30, 2025:

(Rs. in crore)

Particulars	Loans acquired	Loans sold
Amount of loan	3,808.02	1,235.31
Weighted average residual maturity (in years)	9.99	5.15
Weighted average holding period of the originator (in years)	1.02	3.42
Retention of beneficial economic interest by the originator	423.11	2,990.16
Tangible security coverage (times)	1.70	1.84

1.	In addition, the Bank has acquired facilities amounting to Rs. 312.97 crore and has sold facilities amounting to Rs. 749.03 crore during six months ended September 30, 2025 through novation.

2.	The Bank has not acquired any loan through risk participation in secondary market.

3.	The disclosure includes loans acquired through buyout similar to direct assignment.

(ii)	Details of rating-wise distribution of the loans sold/acquired under assignment during six months ended September 30, 2025:

(Rs. in crore)

Rating	Loans acquired	Loans sold
Ind A-, A+, AA+	..	150.00
Crisil A, A+, AA, AA+, A-	..	21.97
Crisil BBB+, BBB-, BBB	..	166.27
Infomerics AA-	..	100.00

1.	Excluding retail and other unrated loans.

b)	Stressed loans (NPA and Special Mention Accounts)

(i)	Details of stressed loans classified as NPA sold by the Bank during six months ended September 30, 2025:

(Rs. in crore)

Particulars	To ARCs	To permitted transferees
Number of accounts	41	..
Aggregate principal outstanding of loans transferred[2]	113.47	..
Weighted average residual tenor of the loans transferred[3]	..	..
Net book value of loans transferred (at the time of transfer)[2]	19.94	..
Aggregate consideration	119.70	..

Additional consideration realised in respect of accounts transferred in earlier years	140.26	..

1.	Excess provision reversed in profit and loss account on account of sale of NPAs to ARCs was Rs. 99.76 crore and no amount was transferred to other permitted transferees.

2.	Net of write-off.

3.	For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

(ii)	The Bank has not sold/acquired loans classified as Special Mention Account during six months ended September 30, 2025.

(iii)	The Bank has not acquired non-performing loans during six months ended September 30, 2025.

(iv)	Details of rating-wise distribution of SRs held by the Bank at September 30, 2025:

(Rs. in crore)

Rating	NAV estimate %	Carrying value[1]
RR1	Above 100%	..
RR2	Above 75% upto 100%	176.61
RR3	Above 50% upto 75%	..
RR4	Above 25% upto 50%	..
RR5	Upto 25%	618.44
Total		795.05

1.	Amount represents net of provisions.

2.	Further, the Bank holds marked-to-market loss of Rs. 366.09 crore and additional provision of Rs. 428.96 crore.

3.	The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

6.	During FY2025, pursuant to the Scheme of Arrangement amongst ICICI Bank Limited and ICICI Securities Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value Rs. 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of Rs. 6,887.60 crore based on the market price of equity shares (at effective date) of the Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited.

7.	During Q2-2026, the Bank has allotted 8,166,349 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.

8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

9.	The above standalone financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants and issued unmodified conclusion/opinion thereon.

10.	Rs. 1.00 crore = Rs. 10.0 million.

STANDALONE SEGMENTAL RESULTS

         (Rs. in crore)

Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2025 (Q2-2026)	June 30, 2025 (Q1-2026)	September 30, 2024 (Q2-2025)	September 30, 2025 (H1-2026)	September 30, 2024 (H1-2025)	March 31, 2025 (FY2025)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment revenue

a	Retail Banking	40,758.81	40,458.10	38,750.86	81,216.91	76,129.32	156,184.68
b	Wholesale Banking	21,111.95	21,450.76	20,388.83	42,562.71	39,780.98	82,436.21
c	Treasury	33,913.18	36,925.37	33,579.54	70,838.55	66,226.90	135,052.58
d	Other Banking	958.41	1,419.40	1,254.38	2,377.81	1,944.64	4,386.29
	Total segment revenue	96,742.35	100,253.63	93,973.61	196,995.98	184,081.84	378,059.76
	Less: Inter segment revenue	47,408.86	48,801.82	46,259.57	96,210.68	90,370.10	186,289.28
	Income from operations	49,333.49	51,451.81	47,714.04	100,785.30	93,711.74	191,770.48
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	6,318.82	4,734.91	5,556.19	11,053.73	9,795.26	21,621.04
b	Wholesale Banking	5,758.89	5,387.56	5,197.53	11,146.45	10,109.60	21,564.63
c	Treasury	4,141.41	6,260.91	4,603.39	10,402.32	10,076.97	18,760.73
d	Other Banking	164.73	547.89	132.98	712.62	200.92	669.80
	Total segment results	16,383.85	16,931.27	15,490.09	33,315.12	30,182.75	62,616.20
3.	Segment assets
a	Retail Banking	829,148.84	820,169.13	778,247.73	829,148.84	778,247.73	792,930.19
b	Wholesale Banking	590,307.68	558,374.07	502,717.35	590,307.68	502,717.35	548,269.82
c	Treasury	672,716.94	702,764.14	644,803.85	672,716.94	644,803.85	721,695.52
d	Other Banking	39,919.15	38,161.59	46,368.30	39,919.15	46,368.30	50,597.21
e	Unallocated	4,177.93	4,370.04	4,721.00	4,177.93	4,721.00	4,747.23
	Total segment assets	2,136,270.54	2,123,838.97	1,976,858.23	2,136,270.54	1,976,858.23	2,118,239.97
4.	Segment liabilities
a	Retail Banking	1,157,436.92	1,143,008.15	1,063,337.34	1,157,436.92	1,063,337.34	1,111,966.22
b	Wholesale Banking	514,233.91	524,146.96	494,981.27	514,233.91	494,981.27	555,997.39
c	Treasury	130,905.73	129,196.41	138,508.93	130,905.73	138,508.93	137,562.04
d	Other Banking	5,853.04	5,670.16	7,390.70	5,853.04	7,390.70	7,538.02
e	Unallocated	16,398.47	15,496.76	13,100.00	16,398.47	13,100.00	13,100.00
	Total segment liabilities	1,824,828.07	1,817,518.44	1,717,318.24	1,824,828.07	1,717,318.24	1,826,163.67
5.	Capital employed	311,442.47	306,320.53	259,539.99	311,442.47	259,539.99	292,076.30
6.	Total (4)+(5)	2,136,270.54	2,123,838.97	1,976,858.23	2,136,270.54	1,976,858.23	2,118,239.97

Notes on standalone segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (“SEBI”) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	“Retail Banking” includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

RBI’s Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide ‘Retail banking’ into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment is subdivided as below:

(Rs. in crore)

Sr. no.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities
Q2-2026
	Retail Banking	40,758.81	6,318.82	829,148.84	1,157,436.92
(i)	Digital Banking	11,061.20	1,687.26	146,693.68	246,066.35
(ii)	Other Retail Banking	29,697.61	4,631.56	682,455.16	911,370.57
Q1-2026
	Retail Banking	40,458.10	4,734.91	820,169.13	1,143,008.15
(i)	Digital Banking	10,957.30	1,425.32	142,266.69	245,151.38
(ii)	Other Retail Banking	29,500.80	3,309.59	677,902.44	897,856.77
Q2-2025
	Retail Banking	38,750.86	5,556.19	778,247.73	1,063,337.34
(i)	Digital Banking	10,051.48	1,492.86	140,009.42	201,963.08
(ii)	Other Retail Banking	28,699.38	4,063.33	638,238.31	861,374.26

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	“Treasury” primarily includes the entire investment and derivative portfolio of the Bank.

5.	“Other Banking” includes leasing operations and other items not attributable to any particular business segment of the Bank.

6.	“Unallocated” includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars		Three months ended			Six months ended		Year ended
			September 30, 2025 (Q2-2026)	June 30, 2025 (Q1-2026)	September 30, 2024 (Q2-2025)	September 30, 2025 (H1-2026)	September 30, 2024 (H1-2025)	March 31, 2025 (FY2025)
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		48,180.91	49,079.96	46,325.78	97,260.87	90,907.43	186,331.47
	a)	Interest/discount on advances/bills	33,975.01	34,271.44	33,140.75	68,246.45	64,896.34	133,243.71
	b)	Income on investments	12,608.38	12,653.00	11,929.93	25,261.38	23,595.62	47,302.54
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	949.43	1,105.09	836.46	2,054.52	1,554.20	3,428.66
	d)	Others	648.09	1,050.43	418.64	1,698.52	861.27	2,356.56
2.	Other income (e)+(f)		27,965.68	25,496.07	26,616.77	53,461.75	49,305.18	108,255.47
	e)	Premium and other operating income from insurance business	18,432.50	14,736.38	16,779.41	33,168.88	30,346.47	70,900.83
	f)	Others	9,533.18	10,759.69	9,837.36	20,292.87	18,958.71	37,354.64
3.	TOTAL INCOME (1)+(2)		76,146.59	74,576.03	72,942.55	150,722.62	140,212.61	294,586.94
4.	Interest expended		22,017.39	23,090.06	22,225.30	45,107.45	43,346.92	89,027.65
5.	Operating expenses (g)+(h)+(i)		34,155.31	30,169.16	30,838.91	64,324.47	58,910.07	127,799.98
	g)	Employee cost	6,120.22	6,638.22	5,993.19	12,758.44	12,159.04	23,629.94
	h)	Claims and benefits paid and other expenses pertaining to insurance business	19,524.33	15,872.36	17,341.60	35,396.69	31,988.27	73,806.18
	i)	Other operating expenses	8,510.76	7,658.58	7,504.12	16,169.34	14,762.76	30,363.86
6.	TOTAL EXPENDITURE EXCLUDING PROVISIONS AND CONTINGENCIES (4)+(5)		56,172.70	53,259.22	53,064.21	109,431.92	102,256.99	216,827.63
7.	OPERATING PROFIT BEFORE PROVISIONS AND CONTINGENCIES (3)–(6)		19,973.89	21,316.81	19,878.34	41,290.70	37,955.62	77,759.31
8.	Provisions (other than tax) and contingencies		909.31	1,822.33	1,381.88	2,731.64	2,697.77	4,905.76
9.	PROFIT FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		19,064.58	19,494.48	18,496.46	38,559.06	35,257.85	72,853.55
10.	Exceptional items		..	..	..	..	..	..
11.	Add: Share of profit in associates		61.75	62.53	45.19	124.28	102.06	150.66
12.	PROFIT FROM ORDINARY ACTIVITIES BEFORE TAX AND MINORITY INTEREST (9)–(10)+(11)		19,126.33	19,557.01	18,541.65	38,683.34	35,359.91	73,004.21
13.	Tax expense (j)+(k)		4,808.18	5,100.68	4,635.66	9,908.86	8,991.11	18,434.83
	j)	Current tax	4,580.50	4,901.00	4,214.41	9,481.50	8,309.15	17,497.17
	k)	Deferred tax	227.68	199.68	421.25	427.36	681.96	937.66
14.	Less: Share of profit/(loss) of minority shareholders		961.09	898.73	958.22	1,859.82	1,725.19	3,540.18
15.	NET PROFIT FROM ORDINARY ACTIVITIES AFTER TAX (12)–(13)–(14)		13,357.06	13,557.60	12,947.77	26,914.66	24,643.61	51,029.20
16.	Extraordinary items (net of tax expense)		..	..	..	..	..	..
17.	NET PROFIT FOR THE PERIOD (15)-		13,357.06	13,557.60	12,947.77	26,914.66	24,643.61	51,029.20

		Three months ended			Six months ended		Year ended
Sr. no.	Particulars	September 30, 2025 (Q2-2026) (Unaudited)	June 30, 2025 (Q1-2026) (Unaudited)	September 30, 2024 (Q2-2025) (Unaudited)	September 30, 2025 (H1-2026) (Unaudited)	September 30, 2024 (H1-2025) (Unaudited)	March 31, 2025 (FY2025) (Audited)
	(16)
18.	Paid-up equity share capital (face value Rs. 2/- each)	1,428.95	1,427.32	1,409.45	1,428.95	1,409.45	1,424.60
19.	Reserves excluding revaluation reserves						306,631.95
20.	Earnings per share (EPS)				-
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	18.71	19.02	18.39	37.73	35.03	72.41
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	18.42	18.71	18.05	37.13	34.36	71.14

SUMMARISED CONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,428.95	1,427.32	1,424.60	1,409.45
Employees stock options/units outstanding	2,317.13	2,142.54	2,069.84	1,650.74
Reserves and surplus	331,806.80	326,045.55	310,411.47	277,026.44
Minority interest	16,238.35	15,813.67	14,836.74	15,586.37
Deposits	1,645,864.93	1,641,136.66	1,641,637.40	1,529,513.61
Borrowings (includes subordinated debt)	215,239.67	215,148.97	218,883.44	219,760.55
Policyholders’ funds	304,989.96	308,119.60	294,305.56	306,679.41
Other liabilities and provisions	168,599.59	158,801.65	158,672.36	164,884.99
Total Capital and Liabilities	2,686,485.38	2,668,635.96	2,642,241.41	2,516,511.56

Assets
Cash and balances with Reserve Bank of India	79,543.21	96,512.74	120,240.91	89,198.99
Balances with banks and money at call and short notice	88,025.14	100,308.43	93,782.55	75,185.64
Investments	899,797.88	905,884.30	886,376.81	874,760.49
Advances	1,492,161.12	1,445,593.02	1,420,663.71	1,360,046.48
Fixed assets	16,562.12	16,166.85	15,812.42	14,254.27
Other assets	101,936.48	95,711.19	96,905.58	100,155.51
Goodwill on consolidation	8,459.43	8,459.43	8,459.43	2,910.18
Total Assets	2,686,485.38	2,668,635.96	2,642,241.41	2,516,511.56

CONSOLIDATED CASH FLOW STATEMENTS

(Rs. in crore)

Particulars	Period ended
	September 30, 2025 (H1-2026)	March 31, 2025 (FY2025)	September 30, 2024 (H1-2025)
	(Unaudited)	(Audited)	(Unaudited)
Cash flow from/(used in) operating activities
Profit/(loss) before taxes	36,823.52	69,464.03	33,634.72

Adjustments for:

Depreciation and amortisation		1,468.57	2,690.38	1,289.85
Net (appreciation)/depreciation on investments		(256.55)	(102.32)	(1,719.26)
Provision in respect of non-performing and other assets		3,154.44	4,127.25	3,044.57
General provision for standard assets		194.54	701.14	425.50
Provision for contingencies & others		(51.45)	(722.74)	(94.59)
(Profit)/loss on sale of fixed assets		(20.97)	(43.91)	5.02
Employees stock options expense		501.02	790.15	407.73
	(i)	41,813.12	76,903.98	36,993.54

Adjustments for:
(Increase)/decrease in investments		6,780.71	7,501.41	21,634.25
(Increase)/decrease in advances		(74,651.85)	(164,019.75)	(102,314.85)
Increase/(decrease) in deposits		4,216.78	198,057.45	85,933.66
(Increase)/decrease in other assets		(6,063.42)	(517.64)	(3,139.44)
Increase/(decrease) in other liabilities and provisions[1]		16,362.74	22,996.27	14,351.08
	(ii)	(53,355.04)	64,017.74	16,464.70

Refund/(payment) of direct taxes	(iii)	(5,819.07)	(18,116.46)	(8,359.11)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(17,360.99)	122,805.26	45,099.13
Cash flow from/(used in) investing activities
Purchase of fixed assets		(2,043.73)	(4,770.00)	(2,789.67)
Proceeds from sale of fixed assets		20.40	64.61	42.62
(Purchase)/sale of held to maturity securities		(16,783.84)	(72,582.97)	(46,687.44)
Net cash flow from/(used in) investing activities	(B)	(18,807.17)	(77,288.36)	(49,434.49)
Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		784.82	1,437.52	803.25
Proceeds from long-term borrowings		16,619.58	40,446.49	21,673.28
Repayment of long-term borrowings		(24,275.82)	(39,933.10)	(22,077.10)
Net proceeds/(repayment) of short-term borrowings		3,978.31	10,679.59	12,542.00
Dividend paid		(7,853.15)	(7,041.27)	(7,041.27)
Net cash flow from/(used in) financing activities	(C)	(10,746.26)	5,589.23	5,900.16
Effect of exchange fluctuation on translation reserve	(D)	459.31	148.43	50.93

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(46,455.11)	51,254.56	1,615.73

Cash and cash equivalents at beginning of the year		214,023.46	162,768.90	162,768.90
Cash and cash equivalents at end of the period/year		167,568.35	214,023.46	164,384.63

1.	Including adjustements for Increase/(decrease) in Policyholders’ funds.

2.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

Notes on consolidated financial results:

1.	The above consolidated financial results have been approved by the Board of Directors at its meeting held on October 18, 2025.

2.	The consolidated financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standards 25 “Interim Financial Reporting” (‘AS 25’), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time, the Insurance Regulatory and Development Authority of India (‘the IRDAI’) applicable for insurance entities and other accounting principles generally accepted in India and, in case of overseas jurisdictions, generally accepted accounting principles as applicable, and are in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Regulations”) as amended including relevant circulars issued by SEBI from time to time.

3.	During Q2-2026, the Bank has allotted 8,166,349 equity shares of Rs. 2 each pursuant to exercise of employee stock options/units.

4.	At September 30, 2025, the Bank has 18 subsidiaries (including three step-down subsidiaries) and two associates. During Q1-2026, on account of sale of entire stake in FISERV Merchant Solutions Private Limited and NIIT Institute of Finance

Banking and Insurance Training Limited, these entities ceased to be associates of the Bank. During Q2-2026, due to redemption of all units held in India Advantage Fund – III and India Advantage Fund – IV, these entities ceased to be associates of the Bank.

5.	During Q4-2025, pursuant to the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value Rs. 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. In accordance with the Scheme, the Bank recognised a securities premium of Rs. 6,887.60 crore based on the market price of equity shares of the Bank on effective date of the Scheme. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities Limited. Accordingly, the Bank recognised a goodwill of Rs. 5,549.25 crore in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited. Accordingly, the consolidated financial results for Q2-2026, Q1-2026 and H1-2026 are not comparable with the previous periods.

6.	In accordance with RBI guidelines, consolidated Pillar 3 disclosure (unaudited), leverage ratio, liquidity coverage ratio, net stable funding ratio is available at https://www.icicibank.com/regulatory-disclosure.page.

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

8.	The above consolidated financial results have been reviewed/audited by the joint statutory auditors, B S R & Co. LLP, Chartered Accountants and C N K & Associates LLP, Chartered Accountants and issued unmodified conclusion/opinion thereon.

9.	Rs. 1.00 crore = Rs. 10.0 million.

CONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)

		Three months ended			Six months ended		Year ended
Sr. no.	Particulars	September 30, 2025 (Q2-2026) (Unaudited)	June 30, 2025 (Q1-2026) (Unaudited)	September 30, 2024 (Q2-2025) (Unaudited)	September 30, 2025 (H1-2026) (Unaudited)	September 30, 2024 (H1-2025) (Unaudited)	March 31, 2025 (FY2025) (Audited)
1.	Segment revenue
a	Retail Banking	40,758.81	40,458.10	38,750.86	81,216.91	76,129.32	156,184.68
b	Wholesale Banking	21,111.95	21,450.76	20,388.83	42,562.71	39,780.98	82,436.21
c	Treasury	33,888.26	36,973.20	33,563.89	70,861.46	66,215.43	135,042.31
d	Other Banking	1,648.97	2,112.59	2,075.55	3,761.56	3,572.97	7,508.32
e	Life Insurance	15,430.13	12,070.95	13,888.43	27,501.08	25,224.11	60,224.24
f	General Insurance	7,283.32	6,897.64	6,546.95	14,180.96	12,722.52	25,651.09
g	Others	4,833.13	5,273.53	5,184.30	10,106.66	9,620.69	18,832.65
	Total segment revenue	124,954.57	125,236.77	120,398.81	250,191.34	233,266.02	485,879.50
	Less: Inter segment revenue	48,807.98	50,660.74	47,456.26	99,468.72	93,053.41	191,292.56
	Income from operations	76,146.59	74,576.03	72,942.55	150,722.62	140,212.61	294,586.94
2.	Segmental results (i.e. Profit before tax and minority interest)
a	Retail Banking	6,318.82	4,734.91	5,556.19	11,053.73	9,795.26	21,621.04
b	Wholesale Banking	5,758.89	5,387.56	5,197.53	11,146.45	10,109.60	21,564.63
c	Treasury	4,116.47	6,308.70	4,587.70	10,425.17	10,065.43	18,750.32
d	Other Banking	285.79	678.91	306.75	964.70	620.88	1,451.19
e	Life Insurance	347.02	344.83	286.36	691.85	546.59	1,336.43
f	General Insurance	1,077.25	993.73	919.03	2,070.98	1,693.02	3,321.29
g	Others	1,961.18	2,381.18	2,164.03	4,342.36	3,847.14	7,423.08
	Total segment results	19,865.42	20,829.82	19,017.59	40,695.24	36,677.92	75,467.98
	Less: Inter segment adjustment	800.84	1,335.34	521.13	2,136.18	1,420.07	2,614.43
	Add: Share of profit in associates	61.75	62.53	45.19	124.28	102.06	150.66
	Profit before tax and minority interest	19,126.33	19,557.01	18,541.65	38,683.34	35,359.91	73,004.21
3.	Segment assets

a	Retail Banking	829,148.84	820,169.13	778,247.73	829,148.84	778,247.73	792,930.19
b	Wholesale Banking	590,307.68	558,374.07	502,717.35	590,307.68	502,717.35	548,269.82
c	Treasury	673,893.66	703,917.33	645,790.96	673,893.66	645,790.96	722,733.26
d	Other Banking	91,312.91	91,197.10	99,697.42	91,312.91	99,697.42	102,559.47
e	Life Insurance	324,140.02	327,396.06	326,637.20	324,140.02	326,637.20	314,088.54
f	General Insurance	73,584.86	71,655.77	67,534.00	73,584.86	67,534.00	68,561.74
g	Others	113,871.25	107,153.71	103,293.30	113,871.25	103,293.30	102,968.20
h	Unallocated	4,418.00	4,541.85	5,373.78	4,418.00	5,373.78	5,533.91
	Total	2,700,677.22	2,684,405.02	2,529,291.74	2,700,677.22	2,529,291.74	2,657,645.13
	Less: Inter segment adjustment	14,191.84	15,769.06	12,780.18	14,191.84	12,780.18	15,403.72
	Total segment assets	2,686,485.38	2,668,635.96	2,516,511.56	2,686,485.38	2,516,511.56	2,642,241.41
4.	Segment liabilities
a	Retail Banking	1,157,436.92	1,143,008.15	1,063,337.34	1,157,436.92	1,063,337.34	1,111,966.22
b	Wholesale Banking	514,233.91	524,146.96	494,981.27	514,233.91	494,981.27	555,997.39
c	Treasury	159,629.05	157,396.53	164,916.99	159,629.05	164,916.99	164,653.06
d	Other Banking	51,132.53	52,726.34	54,914.98	51,132.53	54,914.98	53,777.64
e	Life Insurance	311,600.75	315,014.83	315,258.92	311,600.75	315,258.92	302,298.83
f	General Insurance	57,298.12	55,870.23	53,159.31	57,298.12	53,159.31	54,036.44
g	Others	97,764.34	91,432.24	89,536.30	97,764.34	89,536.30	87,909.64
h	Unallocated	16,028.72	15,194.33	13,100.00	16,028.72	13,100.00	13,100.00
	Total	2,365,124.34	2,354,789.61	2,249,205.11	2,365,124.34	2,249,205.11	2,343,739.22
	Less: Inter segment adjustment	14,191.84	15,769.06	12,780.18	14,191.84	12,780.18	15,403.72
	Total segment liabilities	2,350,932.50	2,339,020.55	2,236,424.93	2,350,932.50	2,236,424.93	2,328,335.50
5.	Capital employed	335,552.88	329,615.41	280,086.63	335,552.88	280,086.63	313,905.91
6.	Total (4)+(5)	2,686,485.38	2,668,635.96	2,516,511.56	2,686,485.38	2,516,511.56	2,642,241.41

Notes on consolidated segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind AS by Listed Entities.

2.	‘Retail Banking’ includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

3.	‘Wholesale Banking’ includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking.

4.	‘Treasury’ primarily includes the entire investment and derivative portfolio of the Bank.

5.	‘Other Banking’ includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

6.	‘Life Insurance’ represents ICICI Prudential Life Insurance Company Limited.

7.	‘General Insurance’ represents ICICI Lombard General Insurance Company Limited.

8.	‘Others’ comprises the consolidated entities of the Bank, not covered in any of the segments above.

9.	‘Unallocated’ includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

10.	On March 24, 2025, ICICI Securities Limited has become a wholly-owned subsidiary of the Bank. Accordingly, the consolidated financial results for Q2-2026, Q1-2026 and H1-2026 are not comparable with the previous periods.

2.	Other Information

(1)       Legal and Regulatory Proceedings

There has been no material change in legal and other systems in India, since the last Annual Securities Report (“ASR”) filed on September 29, 2025 for fiscal 2025 except the below:

Penalties imposed by RBI on the Bank from April 1, 2025 to November 20, 2025

a.	RBI has, by an order dated April 29, 2025, imposed a monetary penalty of Rs.97.80 lakh (Rupees Ninety seven lakh eighty thousand only) on ICICI Bank Ltd. (“the Bank”) for non-compliance with certain directions issued by RBI on ‘Cyber Security Framework in Banks’, ‘Know Your Customer (KYC)’, and ‘Credit Card and Debit Card – Issuance and Conduct’. This penalty has been imposed in exercise of powers conferred on RBI under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949. The Bank has paid the penalty.

b.	RBI has by an order dated August 7, 2025, imposed a monetary penalty of Rs.75.00 lakh (Rupees Seventy Five lakh only) on ICICI Bank Ltd. (“the Bank”) for non-compliance with certain directions issued by RBI on ‘Valuation of Properties - Empanelment of Valuers’ and ‘Opening of Current Accounts by Banks – Need for discipline’. This penalty has been imposed in exercise of powers conferred on RBI under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949. The Bank has paid the penalty.

Other

RBI has issued a compounding order dated November 25, 2025 in the matter of ICICI Bank ESOPs for the contraventions pertaining to delay in filing Form Foreign Currency Gross Provisional Return (“FCGPR”), receipt of amount of consideration through ineligible mode of payment and delay in filing of FCGPR Part B/ Foreign Liabilities and Assets (“FLA”) and directed to compound the matter by payment of Rs. 2,273,554. The Bank has paid compounding amount on December 3, 2025, and reported the same to RBI for which Certificate of payment issued on November 8, 2025.

Contingent Tax Liability

At September 30, 2025, our contingent tax liability was assessed at an aggregate of Rs. 94.0 billion mainly pertaining to income tax, interest tax, service tax, goods and services tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. We have appealed or are in the process of filing an appeal against each of these tax demands. Based on consultation with counsel, favorable decisions in our own cases/advance rulings in other similar cases or as per our internal assessment as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at September 30, 2025. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 94.0 billion

•	Rs. 75.3 billion related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to direct tax, where we have relied on favorable opinions from counsel and past decisions by appellate authorities in our own or other similar cases. The key disputed liabilities were:

•	Rs. 20.5 billion related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities;

•	Rs. 14.5 billion related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses;

•	Rs. 11.1 billion related to the disallowance of interest paid on perpetual bonds, as the tax authorities do not deem these instruments as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction;

•	Rs. 7.2 billion related to disallowance of provision for year-end operating expense by the tax authorities treating it as contingent in nature;

•	Rs. 6.9 billion related to the disallowance of depreciation claims on leased assets, due to treatment of the lease transactions as loan transactions by the tax authorities;

•	Rs. 5.4 billion related to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax provisions have 180 days limit as against 90 days followed by the Bank;

•	Rs. 4.1 billion related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It has been disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off;

•	Rs. 2.1 billion related to taxability of amounts withdrawn from the special reserve. The Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders;

•	Rs. 18.7 billion was in respect of service tax, goods and services tax and sales tax/value added tax matters which mainly pertain to the demands along with interest and penalty levied by respective tax authorities where we have relied on favorable opinions from counsels and past decisions in our own cases/advance ruling by authorities in other similar cases. The key disputed liabilities were:

•	Rs. 6.1 billion pertaining to the Bank relates to order on levy of GST on notional value of services provided by the Bank to customers maintaining specified Minimum Average Balance (“MAB”) in their deposit accounts;

•	Rs. 2.0 billion pertaining to the Bank relates to disallowance of CENVAT credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100.0% penalty on the same;

•	Rs. 1.0 billion pertaining to the Bank relates to order on levy GST under Reverse Charge Mechanism (“RCM”) on reimbursement of expenses made by ICICI Bank India to its representative offices situated outside India; and

•	Rs. 0.8 billion pertaining to the Bank relates to disallowance of CENVAT credit availed by the Bank on deposit insurance premium paid by the Bank to Deposit Insurance and Credit Guarantee Corporation (“DICGC”).

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, we believe that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts. The above contingent liabilities do not include Rs. 75.2 billion considered as remote and therefore, are not required to be disclosed as contingent liability. Of the total disputed tax demands classified as remote, Rs. 49.5 billion pertains to the demand of incorrect tax rate considered by tax authority for fiscal year 2021, Rs. 23.6 billion pertained mainly to the deduction of bad debts, broken period interest and levy of penalties which are covered by favorable Supreme Court of India decisions in own/other cases, and Rs. 2.1 billion pertains to error requiring rectification by tax authorities.

Litigation

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. We are also subject to counterclaims arising in connection with our enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision held.

We held a total provision of Rs. 1,134.0 million at September 30, 2025 for 653 cases with claims totalling to Rs. 2.4 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At September 30, 2025, such claims amounted to a total of Rs. 3.2 billion relating to 101 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 34 such cases at September 30, 2025. Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings that are assessed as remote are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations by Legal Group, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At September 30, 2025, there were 180 ongoing litigations (including those where the likelihood of our incurring liability is assessed as ‘probable’, ‘possible’ and ‘remote’), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 784.1 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties).

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

(2)       Subsequent Events

Not applicable.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

There has been no material change in major differences between United States and Japanese Accounting Principles and Practices, since the last Annual Securities Report (“ASR”) filed on September 29, 2025 for fiscal 2025.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

There has been no material change in major differences between Indian and Japanese Accounting Principles and Practices, since the last Annual Securities Report (“ASR”) filed on September 29, 2025 for fiscal 2025.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rate between the Indian rupee, which is the currency in which the financial statements of the Bank are presented, and the Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report
and the attachments thereto
	pertaining to fiscal 2025	filed on September 29, 2025

PART II.	INFORMATION ON GUARANTY COMPANY OF FILING COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: December 23, 2025	By:	/s/ Prachiti Lalingkar

Name :	Prachiti Lalingkar
Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India